Exhibit 99.1

STOCK PURCHASE AGREEMENT

Among

RGCH HOLDINGS LLC,

RGCH HOLDINGS CORP.

and

RG TUBE HOLDINGS LLC

APRIL 28, 2007

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TABLE OF CONTENTS

10386168.17

EXHIBITS

10386168.17

SCHEDULES

Schedule	Section Reference
Designated Indebtedness	(§ 1.02)
Third Party Consents	(§ 2.01)
Governmental Consents	(§§ 2.01, 2.02, 4.13)
Seller Authorization	(§ 3.03)
Seller Litigation	(§ 3.05)
Subsidiaries	(§ 4.02)
Company Authorization	(§ 4.03)
Capitalization	(§ 4.04)
Accounting	(§ 4.05)
Developments	(§§ 4.06, 4.17)
Leased Real Property	(§ 4.07)
Taxes	(§ 4.08)
Contracts	(§§ 4.06, 4.09)
Intellectual Property	(§ 4.10)
Company Litigation	(§ 4.11)
Employee Benefits	(§ 4.14)
Environmental	(§ 4.16)
Suppliers and Customers	(§ 4.19)
Related Persons	(§ 4.21)
Products Warranty	(§ 4.22)
Insurance	(§ 4.24)
Indebtedness	(§ 4.26)
Interim Covenant	(§ 6.01)
Closing Costs	(Article X)

STOCK PURCHASE AGREEMENT

THIS AGREEMENT ("Agreement") is made as of April 28, 2007, by and among RG Tube Holdings LLC, a Delaware limited liability company (the "Buyer"), RGCH Holdings Corp., a Delaware corporation (the "Company") and RGCH Holdings LLC, a Delaware limited liability company (the "Seller"). Unless otherwise provided, capitalized terms used herein are defined in Article X below.

WHEREAS, the Seller owns all of the issued and outstanding capital stock of the Company, which as of the date hereof consists of 100 shares of common stock, par value $0.01 per share (the "Shares");

WHEREAS, the Company owns all of the issued and outstanding capital stock of RathGibson, Inc., a Delaware corporation ("RathGibson"), which as of the date hereof consists of 100 shares of common stock, par value $0.01 per share; and

WHEREAS, subject to the terms and conditions set forth herein, the Buyer desires to acquire from the Seller all of the Shares, and the Seller desires to sell to the Buyer all of the Shares.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE

Section 1.01   Purchase and Sale of Shares.

(a)   At the Closing, upon the terms and subject to the conditions set forth in this Agreement, the Seller shall sell, assign, transfer and convey to the Buyer, and the Buyer shall purchase and acquire from the Seller, the Shares, free and clear of all Liens and transfer restrictions (other than restrictions under applicable federal and state securities laws), against payment of the Purchase Price at the Closing as provided in Section 1.01(b) below.

(b)   The aggregate consideration to be delivered at the Closing by the Buyer to the Seller for the Shares pursuant to Section 1.02(b)(ii) shall be an amount equal to (i) $440,700,000 plus (ii) an amount equal to the Cash and Cash Equivalents of the Company and its Subsidiaries as of the Adjustment Date (the "Adjustment Date Cash") minus (iii) an amount equal to the Designated Indebtedness of the Company and its Subsidiaries as calculated pursuant to Section 1.02(b)(iv) (the "Adjustment Date Indebtedness") minus (iv) the Closing Costs paid by the Buyer pursuant to Section 1.02(b)(iii) (as adjusted pursuant to (i) - (iv) above and Section 1.01(c) below, the "Purchase Price").

(c)   Not more than five (5) Business Days, but in no event less than three (3) Business Days, before the Closing Date, the Company's Chief Financial Officer shall prepare and deliver to the Buyer a statement that incorporates (i) the Earn Out Amount based on the 2007 Adjusted Consolidated EBITDA Statement (as defined in the SPA) delivered under Section 1.03 of the SPA (the "Estimated Earn Out Amount"), as of the Adjustment Date, or such other amount as the Company and Liberty may agree in writing to be due under Section 1.03 of the SPA (the "Final Earn Out Amount"), (ii) the amount of Tax credits accrued and included on the books and records of the Company as being owed by the Company to the Sellers (as defined in the SPA) under Section 10.06(c) of the SPA, as of the Adjustment Date (the "Tax Credit Amount"), (iii) the Adjustment Date Cash and (iv) the Adjustment Date Indebtedness. Such statement shall reflect the calculation of Adjustment Date Cash and Adjustment Date Indebtedness, each determined (i) in a manner consistent with past practice of RathGibson in calculating such amounts and (ii) in accordance with the methodology, principles and policies employed by RathGibson in preparing the Financial Statements and the estimated April 30, 2007 balance sheet delivered to the Buyer within two days prior to the date of this Agreement. In the event that the Buyer reasonably disputes the amounts of Adjustment Date Cash and Adjustment Date Indebtedness as set forth in such statement, the Buyer and the Seller shall resolve such dispute in accordance with the procedures set forth in Section 1.01(d)(ii).

(d)   Post-Closing Determination.

(i)   Following the Closing Date, the Buyer and its independent accountants will conduct a review (the "Closing Review") of Adjusted Net Income for the period commencing on May 1, 2007 and ending on and including the Closing Date (the "Adjusted Net Income Measuring Period"), and within 60 days of the Closing Date, the Buyer and its independent accountants will prepare and deliver to the Seller a consolidated statement of operations of RathGibson and its Subsidiary for the Adjusted Net Income Measuring Period, prepared in accordance with GAAP and the methodology, principles and policies employed by RathGibson in the Financial Statements but without giving effect to any of the transactions contemplated by this Agreement and the financing thereof (the "Draft Adjusted Net Income Statement"). The Buyer and its independent accountants will make available to the Seller and its auditors and representatives all records and work papers used in preparing the Draft Adjusted Net Income Statement.

(ii)   If the Seller approves in writing the Buyer's determination of Adjusted Net Income reflected on the Draft Adjusted Net Income Statement or if the Seller fails to deliver an Objection Notice as provided below, then the Buyer's determination of Adjusted Net Income reflected on the Draft Adjusted Net Income Statement shall be conclusive and binding on all parties to this Agreement. If the Seller disagrees with the computation of Adjusted Net Income reflected on the Draft Adjusted Net Income Statement, the Seller may, within 30 days after receipt of the Draft Adjusted Net Income Statement, deliver a notice (an "Objection Notice") to Buyer setting forth the Seller's calculation of the amount of Adjusted Net Income reflected on the Draft Adjusted Net Income Statement. The Seller and the Buyer will use reasonable efforts to resolve any disagreements as to the computation of Adjusted Net Income for the Adjusted Net Income Measuring Period, but if they do not obtain a final resolution within 45 days after the Buyer has received the Objection Notice, the Seller and the Buyer will jointly retain a nationally recognized third party independent accounting firm that the Seller and the Buyer mutually agree upon (the "Firm") to resolve any remaining disagreements. The Buyer and the Seller will direct the Firm to render a determination within 30 days of its retention, and the Buyer, the Seller and their respective employees or agents will cooperate with, and provide reasonable access to all relevant records and work papers to, the Firm during its engagement. The Firm will consider only those items and amounts in the Draft Adjusted Net Income Statement set forth in the Objection Notice which the Buyer and the Seller are unable to resolve. The Buyer and the Seller shall each submit a binder to the Firm promptly (and in any event within 15 days after the Firm's engagement), which binder shall contain such party's computation of Adjusted Net Income for the Adjusted Net Income Measuring Period and information, arguments and support for such party's position. The Firm shall review such binders and base its determination solely on such materials in accordance with GAAP and with respect to Adjusted Net Income, in accordance with the definition of Adjusted Net Income set forth herein. In resolving any disputed item, the Firm may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The determination of the Firm will be conclusive and binding upon the Buyer, the Company and the Seller. The amount of Adjusted Net Income for the Adjusted Net Income Measuring Period as finally determined pursuant to this Section 1.01(d)(ii) is referred to herein as "Actual Adjusted Net Income."

(iii)   The cost of the resolution of the disputed items by the Firm shall be borne 50% by the Seller, on the one hand, and 50% by the Buyer, on the other hand.

(e)   Post-Closing Adjustment.

(i)   The Buyer shall pay to the Seller the amount of Actual Adjusted Net Income for the Adjusted Net Income Measuring Period, if any, which amount shall not exceed a maximum of $4,000,000 and shall not be less than zero (it being understood that Seller shall have no obligation to pay Buyer if Actual Adjusted Net Income during the Adjusted Net Income Measuring Period is zero or less than zero).

(ii)   Any payment required to be made pursuant to Section 1.01(e)(i) shall be made within five (5) Business Days of the determination thereof. Any payment made by the Buyer to the Seller pursuant to this Section 1.01(e) shall be (A) treated by the parties as an increase in the Purchase Price and (B) paid by wire transfer of immediately available funds to the account specified by the payee and shall include simple interest on such amount at a rate per annum equal to five percent (5%), commencing on the Closing Date and continuing until the date of full payment is due and at a rate per annum of simple interest of ten percent (10%) thereafter until paid.

Section 1.02   The Closing.

(a)   The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022, at 10:00 A.M. on the third Business Day to occur following full satisfaction or due waiver of all of the closing conditions set forth in Article II hereof (other than those required to be satisfied at the Closing) or on such other date or at such location as is mutually agreeable to the Buyer and the Seller. The date and time of the Closing are herein referred to as the "Closing Date."

(b)   Subject to the terms and conditions set forth in this Agreement, the parties hereto shall consummate the following "Closing Transactions" at the Closing:

(i)   the Seller shall deliver to the Buyer certificates for the Shares duly endorsed for transfer and accompanying stock powers or other instruments of transfer reasonably requested by the Buyer;

(ii)   the Buyer shall deliver to the Seller the amount of the Purchase Price by wire transfer of immediately available funds to the accounts designated by the Seller prior to the Closing Date;

(iii)   the Buyer (on behalf of the Company and the Seller) shall pay the Closing Costs by wire transfer of immediately available funds to the account(s) designated by the Company prior to the Closing Date;

(iv)   the Buyer shall (a) repay at the Closing (on behalf of the Company or its Subsidiaries) all amounts necessary to discharge fully the then outstanding balance of the indebtedness for borrowed money (including all principal, accrued interest, premiums and related fees and expenses) listed on the attached Designated Indebtedness Schedule and designated thereon with the term "Credit Agreement Indebtedness", by wire transfer of immediately available funds to the accounts designated by the Company prior to the Closing Date; provided, however, that the Buyer may elect not to repay the Credit Agreement Indebtedness pursuant to this Section 1.02(b)(iv) if and only to the extent the Requisite Lenders and Supermajority Revolving Lenders (as such terms are defined in the Credit Agreement) consent on or prior to the Closing Date to the continuation of the Credit Agreement in connection with the consummation of the transactions contemplated hereunder and the Seller is provided evidence thereof reasonably satisfactory to it, (b) permit to remain outstanding or repay, subject to Section 7.06 hereof, at the Buyer's sole option, the 11.25% Senior Notes Due 2014 issued by RathGibson pursuant to the Indenture (the "Senior Notes"), (c) pay when due on or after the Closing Date the amount due by the Company under Section 1.03 or 1.04 of the SPA to the extent not paid prior to the Closing (the "Earn Out Amount") and (d) pay when due after the Closing Date, the Tax Credit Amount. The "Designated Indebtedness" shall include and shall be calculated to be the sum of (w) the Credit Agreement Indebtedness, determined as of the Adjustment Date, (x) the principal and accrued interest on the Senior Notes as of the Adjustment Date but excluding, for the avoidance of doubt, any premium, penalty, fee or expense related to the Senior Notes, whether related to the transactions contemplated hereby or otherwise (the "Senior Notes Indebtedness"), (y) the Estimated Earn Out Amount or the Final Earn Out Amount, if known prior to the Closing, and (z) the Tax Credit Amount. At Closing, to the extent the Credit Agreement Indebtedness does not remain outstanding as of the Closing, the Company shall deliver to the Buyer all appropriate payoff letters, which shall include customary provisions regarding the releases of all Liens related to the Credit Agreement Indebtedness, and shall make arrangements reasonably satisfactory to the Buyer for the holders of the Credit Agreement Indebtedness to deliver customary payoff letters and Lien releases at the Closing;

(v)   the Company and the Seller shall each execute the Assignment & Assumption Agreement in the form set forth in Exhibit A attached hereto; and

(vi)   the Buyer, the Company and the Seller shall make such other deliveries as are required by and in accordance with Article II hereof.

ARTICLE II

CONDITIONS TO CLOSING

Section 2.01   Conditions to the Buyer's Obligations. The obligation of the Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver of the following conditions as of the Closing:

(a)   the representations and warranties set forth in Articles III and IV hereof shall be true and correct in all material respects (without taking into account any materiality or Material Adverse Effect qualifiers therein (other than such qualifiers contained in the first sentence of Section 4.06) at and as of the Closing Date as though then made and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects (without taking into account any materiality or Material Adverse Effect qualifiers therein (other than such qualifiers contained in the first sentence of Section 4.06)) as of such earlier date), in each case after giving effect to all disclosures on the Updated Schedules delivered to the Buyer pursuant to Section 6.06 which have not had, either individually or in the aggregate, a Material Adverse Effect;

(b)   the Company and the Seller shall have performed in all material respects all of the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing;

(c)   no judgment, decree or order of any court or government body of competent jurisdiction shall have been issued which would, and no action or proceeding before any court or government body of competent jurisdiction shall be pending wherein an unfavorable judgment, decree or order would, in each case, prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded;

(d)   all consents that are set forth on the Third Party Consents Schedule attached hereto shall have been obtained;

(e)   the applicable waiting periods, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") shall have expired or been terminated, and all other governmental filings, consents, authorizations and approvals that are set forth on the Governmental Consents Schedule attached hereto and any approval of any foreign governmental or regulatory authority, agency, commission, body or other governmental entity relating to competition shall have been duly made and obtained;

(f)   the Company or the Seller, as the case may be, shall have delivered to the Buyer each of the following:

(i)   a certificate of the Company in the form set forth in <u>Exhibit B</u> attached hereto, dated the Closing Date, stating that the preconditions specified in <u>subsections (a), (b) and (c)</u> hereof as they relate to the Company and its Subsidiaries have been satisfied;

(ii)   (x) certified copies of the certificate of incorporation and bylaws of the Company and the resolutions of the Company's board of directors approving this Agreement and the transactions contemplated hereby and (y) a certified copy of the certificate of formation of the Seller and the resolutions of the Seller's board of directors approving this Agreement and the transactions contemplated hereby;

(iii)   an affidavit, under penalties of perjury, certifying that the Company is not and has not been since February 7, 2006, a United States real property holding corporation, dated as of the Closing Date and in form and substance required under Treasury Regulation §1.1445-2(c)(3) and §1.897-2(h);

(iv)   copies of the third party and governmental consents required by subsections (d) and (e) above;

(v)   copies of the payoff letters and Lien releases if required pursuant to <u>subsection 1.02(b)(iv)</u> above;

(vi)   certificates for the Shares duly endorsed for transfer and accompanying stock powers or other instruments of transfer reasonably requested by the Buyer;

(vii)   resignations effective as of the Closing Date from all directors of the Company and its Subsidiaries;

(viii)   certificate of good standing from the Secretary of State of Delaware evidencing the Company's good standing in such jurisdiction, and a copy of each Subsidiary's certificate of incorporation, certified by the Secretary of State of Delaware and a certificate of good standing from the Secretary of State of Delaware evidencing such Subsidiary's good standing in such jurisdiction;

(ix)   (a) Castle Harlan, Inc. shall have executed and delivered to the Seller, the Company and RathGibson the Termination of Management Agreement, substantially in the form set forth in <u>Exhibit C-1</u> and (b) Castle Harlan Partners IV, L.P. shall have executed and delivered to the Company and RathGibson the Termination of Reimbursement and Cooperation Agreement, substantially in the form set forth in <u>Exhibit C-2</u>; and

(g)   since the date of this Agreement, there shall not have occurred any Material Adverse Change;

(h)   Buyer shall have received an opinion of Schulte, Roth & Zabel LLP, counsel to the Company, to the effect set forth in <u>Exhibit D</u>, which opinion may be relied upon by the Buyer and the lenders providing the financing for the Buyer to consummate the transactions contemplated hereby; and

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(i) The Company shall have delivered to Buyer payoff letters (in a form reasonably satisfactory to Buyer) for the Credit Agreement Indebtedness, if being paid off at the Closing.

Section 2.02 <u>Conditions to the Seller's Obligations</u>. The obligations of the Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions as of the Closing:

(a) the representations and warranties set forth in <u>Article V</u> hereof shall be true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects as of such earlier date);

(b) the Buyer shall have performed in all material respects all the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing;

(c) no judgment, decree or order of any court or government body of competent jurisdiction shall have been issued which would, and no action or proceeding before any court or government body of competent jurisdiction shall be pending wherein an unfavorable judgment, decree or order would, in each case, prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded;

(d) the applicable waiting periods, if any, under the HSR Act shall have expired or been terminated and all other approvals of any foreign governmental or regulatory authority, agency, commission, body or other governmental entity relating to competition shall have been duly made and obtained; and

(e) the Buyer shall have delivered to the Seller (i) a certificate in the form set forth as <u>Exhibit E</u> attached hereto, dated the Closing Date, stating that the preconditions specified in <u>subsections (a), (b) and (c)</u> hereof have been satisfied and (ii) certified copies of the certificate of formation of the Buyer and the resolutions of the Buyer's board of directors approving the transactions contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents to the Buyer as follows:

Section 3.01 <u>Execution, Delivery; Valid and Binding Agreements</u>. This Agreement has been duly executed and delivered by the Seller, and assuming that this Agreement is the valid and binding agreement of the Buyer, this Agreement constitutes the valid and binding obligation of the Seller, enforceable in accordance with its terms (subject to the effects of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other

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laws not or hereafter in effect relating to creditors' rights generally and general principles of equity).

Section 3.02   Authority. The Seller has all requisite power and authority and full legal capacity to execute and deliver this Agreement and to perform its obligations hereunder (including, without limitation, all right, power, capacity and authority to sell, transfer, convey and surrender the Shares as provided by this Agreement, subject to applicable federal and state securities law restrictions).

Section 3.03   No Breach. Except as set forth on the Seller Authorization Schedule, the execution, delivery and performance of this Agreement by the Seller and the consummation of the transactions contemplated hereby do not conflict with or result in any breach of, constitute a default under, result in a violation of, result in the creation of any Lien upon the Shares held by the Seller, or require any authorization, consent, approval, exemption or other action by or notice to any court or other governmental body, under the provisions of the Seller's governing organizational documents, if applicable, or any indenture, mortgage, lease, loan agreement or other agreement or instrument to which the Seller is bound, or any law, statute, rule or regulation or order, judgment or decree to which the Seller is subject.

Section 3.04   Ownership. The Seller is the record owner of the Shares. On the Closing Date, the Seller shall transfer to the Buyer good title to the Shares, free and clear of all Liens and transfer restrictions (other than restrictions under applicable federal and state securities laws).

Section 3.05   Litigation. Except as set forth on the Seller Litigation Schedule, there are no actions, suits or proceedings pending or, to the Seller's knowledge, threatened against the Seller, at law or in equity, or before or by any domestic or foreign, federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, and the Seller is not subject to any outstanding judgment, order or decree of any court or governmental body that would prevent or restrict the Seller's performance of its obligations under this Agreement or the consummation of the transactions contemplated hereby.

Section 3.06   Brokerage. There are no claims for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Seller, except for the fees and expenses of Credit Suisse Securities (USA) LLC, which shall be paid by the Buyer (on behalf of the Company and the Seller) as a Closing Cost.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Buyer that:

Section 4.01   Organization and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and the Company has all requisite corporate power and authority necessary to own, lease, license and operate its properties and to carry on its businesses as now conducted. The Company is qualified

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to do business and is in good standing in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect.

Section 4.02   Subsidiaries. Except as set forth on the attached Subsidiaries Schedule, neither the Company nor any of its Subsidiaries owns or holds the right to acquire any stock, equity interest, partnership interest or joint venture interest or other equity ownership interest in any other corporation, organization or entity. The Subsidiaries Schedule sets forth the name of each Subsidiary, the jurisdiction of its incorporation or organization and the Persons owning the outstanding capital stock of such Subsidiary. Each Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and each Subsidiary has all requisite corporate power and authority necessary to own, lease, license and operate its properties and to carry on its businesses as now conducted.

Section 4.03   Authorization; No Breach. Except as set forth on the attached Company Authorization Schedule, the execution, delivery and performance of this Agreement by the Company and the Seller and the consummation of the transactions contemplated hereby do not conflict with or result in any material breach of, constitute a material default under, result in a material violation of, give rise to any right of termination, cancellation, payment or acceleration under, result in the creation of any Lien upon any material assets or properties of the Company or any of its Subsidiaries, or require any material authorization, consent, approval, exemption or other action by or notice to any court or other governmental body, under the provisions of the Company's or any of its Subsidiaries' governing organizational documents (i.e., limited liability company operating agreement, certificate of incorporation, bylaws) or any material Contract to which the Company or any of its Subsidiaries is bound, or any Law to which the Company or any of its Subsidiaries is subject. Assuming that this Agreement is a valid and binding obligation of the Buyer, this Agreement constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms (subject to the effects of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws not or hereafter in effect relating to creditors' rights generally and general principles of equity).

Section 4.04   Capitalization. The Shares are all of the issued and outstanding equity interests in the Company and the Shares are owned of record by the Seller. All issued and outstanding shares of capital stock of each of the Subsidiaries are owned of record and beneficially by the Company or one of its Subsidiaries, in each case free and clear of all Liens, except as set forth on the attached Capitalization Schedule. All of the Shares, and the outstanding shares of capital stock of each of its Subsidiaries, have been duly authorized and are validly issued, fully paid and nonassessable. Except as set forth on the Capitalization Schedule, neither the Company nor any Subsidiary has any other capital stock, equity securities or securities containing any equity features authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing by the Company or any Subsidiary. Except as set forth on the Capitalization Schedule, there are no rights, subscriptions, warrants, options, conversion rights or agreements of any kind outstanding to purchase or otherwise acquire any shares of capital stock or other equity securities of the Company or any Subsidiary of any kind. Except as set forth on the Capitalization Schedule, there are no agreements or other obligations (contingent or otherwise) which require the Company or any Subsidiary to repurchase or otherwise acquire any shares of the Company's capital stock or other equity securities.

Section 4.05   Financial Statements.

(a)   The Company has furnished the Buyer with true and correct copies of the audited consolidated balance sheet as of January 31, 2007 of RathGibson and its Subsidiary (the "Latest Balance Sheet") and the related statement of income and cash flow for the fiscal year ended January 31, 2007 of RathGibson and its Subsidiary (all of the foregoing statements referred to herein as the "Financial Statements"). Except as set forth on the attached Accounting Schedule, the Financial Statements have been based upon the information contained in the Company's and its Subsidiaries' books and records, have been prepared in accordance with GAAP and present fairly in all material respects the financial condition and results of operations of the Company and its Subsidiaries as of the times and for the periods referred to therein.

(b)   RathGibson has filed to the date hereof all documents with the SEC required under the Securities Act and the Exchange Act since November 1, 2006 (collectively, the "SEC Documents"). As of their respective dates or, if amended, as of the date of the last amendment, the SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, and none of the SEC Documents contain any untrue statement of a material fact required to be stated therein in light of the circumstances under which they were made.

Section 4.06   Absence of Certain Developments. Since the date of the Latest Balance Sheet, there has not been any Material Adverse Change. Except as set forth on the attached Developments Schedule and except as expressly contemplated by this Agreement, since the date of the Latest Balance Sheet, neither the Company nor any Subsidiary has:

(a)   borrowed any amount or incurred or become subject to any material liabilities, except liabilities incurred in the ordinary course of business, liabilities under Contracts entered into in the ordinary course of business and borrowings from banks (or similar financial institutions) necessary to meet ordinary course working capital requirements;

(b)   mortgaged, pledged or subjected to any Lien, any portion of its assets, except Liens for current property Taxes not yet due and payable;

(c)   sold, assigned or transferred any portion of its tangible assets, except in the ordinary course of business;

(d)   sold, assigned, exclusively licensed or transferred any material patents, trademarks, trade names, copyrights, Trade Secrets or other intangible assets;

(e)   suffered any material extraordinary losses or waived any rights of material value;

(f)   issued, sold or transferred any of its equity interests or other equity securities, securities convertible into its equity interests or other equity securities or warrants, options or other rights to acquire its equity interests or other equity securities, or any bonds or debt securities;

(g)   declared or paid any dividends or made any distributions on the Company's equity interests or other equity securities or redeemed or purchased any of the Company's equity interests or other equity securities;

(h)   made any capital expenditures or commitments exceeding $100,000 individually, or $500,000 in the aggregate, per expenditure or commitment;

(i)   acquired or agreed to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in, a substantial portion of the assets of, or by any other manner, any business or any Person or organization or division thereof;

(j)   increased the compensation or benefits of any officer, director, employee or independent contractor of the Company or any of its Subsidiaries (except as required by any Employee Benefit Plan as in effect on the date hereof) or amended any other terms of employment of such persons, in each case, other than in the ordinary course of business;

(k)   entered into, terminated, amended or modified any employment agreement, retention agreement, change in control agreement, severance agreement, or other similar arrangement with or granted any severance or termination pay to any current or former officer, director, employee or independent contractor of the Company or any of its Subsidiaries;

(l)   modified, amended or terminated any Contracts listed on the Contracts Schedule;

(m)   engaged in any Related Party transactions; or

(n)   entered into any other material transaction, except in the ordinary course of business.

Section 4.07   Title to Properties.

(a)   The real property (the "Real Property") demised by the leases (the "Leases") described on the attached Leased Real Property Schedule constitutes all of the real property leased, licensed or otherwise occupied by the Company and its Subsidiaries.

(b)   The Leases are in full force and effect, and the Company or a Subsidiary holds a valid and existing leasehold interest under each of the Leases, subject only to Permitted Encumbrances, for the term set forth on the Leased Real Property Schedule. The Company has made available to the Buyer complete and accurate copies of each of the Leases described on the Leased Real Property Schedule, and none of the Leases has been modified or amended in any material respect or assigned, except to the extent that such modifications, amendments, or assignment are disclosed by the copies made available to the Buyer and are listed on the Leased Real Property Schedule. Neither the Company nor any Subsidiary nor, to the Knowledge of the Company, any other party to any of the Leases, is in default in any material respect under any of such Leases, except as set forth as set forth on the <u>Leased Real Property Schedule</u>.

        (c)   Neither the Company nor any of its Subsidiaries owns any real property.

        (d)   There are no leases, subleases, licenses, concessions or other agreements granting to any third party or parties the right of use or occupancy of any portion of any Real Property, except as set forth as set forth on the <u>Leased Real Property Schedule</u>.

        (e)   To the Knowledge of the Company, with respect to the Real Property, there is not pending or threatened, any (i) zoning application or proceeding, (ii) condemnation, eminent domain or taking proceeding, (iii) tax certiorari proceeding or other tax contest or dispute, or (iv) other claim, action or proceeding or other matter relating to the interest of the Company or any of its Subsidiaries in any Real Property (or the interest of the landlord therein), or portion of either thereof or interest therein that would materially adversely affect the ownership, use, occupancy or value thereof.

        (f)   The Company and its Subsidiaries have in full force and effect all material consents, approvals, registrations, applications, qualifications, authorizations, certificates, filings, franchises, licenses, notices, permits (including zoning permits) (collectively, "<u>Permits</u>") and rights necessary for the current use and occupancy by the Company and its Subsidiaries of their respective Real Property and the conduct by them of the business threat, all of which are identified on the <u>Leased Real Property Schedule</u> and there has occurred no material default under any such Permit, except as set forth as set forth on the <u>Leased Real Property Schedule</u>. No representation is given under this clause with respect to such Permits required by Environmental Laws.

        Section 4.08   <u>Tax Matters</u>. Except as set forth on the attached <u>Taxes Schedule</u>:

        (a)   The Company and each of its Subsidiaries and each affiliated group (within the meaning of Section 1504 of the Code) or consolidated, combined or unitary group (under state or local Tax law) of which the Company or any such Subsidiary or any predecessor of the Company or any such Subsidiary is or has been a member (each, an "<u>Affiliated Group</u>") have filed all Tax Returns which are required to be filed by them, each such Tax Return is true, correct and complete in all material respects and the Company and its Subsidiaries have paid all Taxes shown as due on such Tax Returns. The Company, its Subsidiaries and each Affiliated Group have paid all Taxes due from any of them and have withheld and paid over to the appropriate taxing authority all Taxes that any of them is required to withhold from amounts paid or owing to any employee, creditor or other third party. Since the date of the Latest Balance Sheet, the Company has not incurred any material liability for Taxes other than in the ordinary course of business.

        (b)   Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to any Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency.

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(c)   No audits or administrative or judicial proceedings are pending or being conducted, or, to the Company's Knowledge, are threatened with respect to the Taxes of the Company or any of its Subsidiaries.

(d)   Neither the Company nor any of its Subsidiaries is liable for the Taxes of another Person (i) under Section 1.1502-6 of the Treasury Regulations (or comparable provisions of state, local or foreign law), (ii) as a transferee or successor, or (iii) by contract or indemnity. The Company is not a party to any Tax sharing agreement.

(e)   The Company has not made any payments, and is not and will not become obligated to make any payments that will be nondeductible under Code Section 280G (or any corresponding provision of state or local income Tax law).

(f)   No Tax Liens have been filed and no claims are being asserted with respect to any Taxes of the Company, any Subsidiary or any Affiliated Group.

(g)   Neither the Company nor any of its Subsidiaries has been included in any Affiliated Group other than the Affiliated Group for Federal income tax purposes or for state income tax purposes of which the Company is the common parent.

(h)   Neither the Company nor any Subsidiary is required to include in income any adjustment pursuant to Section 481(a) of the Code.

(i)   Neither the Company, any Affiliated Group nor any Subsidiary has filed with respect to any item a disclosure statement pursuant to Section 6662 of the Code or any comparable disclosure with respect to foreign, state and/or local Tax statutes.

(j)   No Federal income tax audits or other judicial or administrative proceedings relating to Federal income taxes of the Company, any Subsidiary of the Company or any Affiliated Group have concluded within the past three years.

(k)   In the past five years, neither the Company nor any Subsidiary has been a party to a transaction that was reported as a reorganization within the meaning of Code Section 368 or has distributed stock of a corporation (or has had its own stock distributed) in a transaction that was reported to qualify under Code Section 355.

Section 4.09   Contracts and Commitments.

(a)   The Contracts Schedule lists or, if not in writing, describes in reasonable detail, all Contracts not fully performed to which the Company or any of its Subsidiaries is party or by which the assets or properties of the Company or any of its Subsidiaries is bound (i) entered into in the ordinary course of business and which may not be terminated by the Company or any of its Subsidiaries with less than 90 days prior notice, (ii) for the purchase by any of them of any materials, supplies, equipment or services for more than $250,000 per year, (iii) for the sale of any product or service for more than $250,000 per year or pursuant to which the Company or any of its Subsidiaries granted a customer or distributor material consignment rights, (iv) for the purchase or improvement of any fixed or capital assets or any business for more than $250,000, (v) for the sale of any fixed or capital assets or any business for more than $250,000 as to any individual or series of related items, (vi) all Contracts with current and former employees, officers and directors for more than $75,000 per year, (vii) all Contracts relating to any strategic alliance or similar arrangement, (viii) all employment, management, consulting, independent contractor, subcontractor, retainer or other similar type of Contract under which services are provided by fees or fees are paid to any Person and agreements or commitments to enter into the same, (ix) all Contracts of which the benefits of which will be increased, or the vesting of the benefits will be accelerated, by the occurrence of any transactions contemplated by this Agreement, (x) any fidelity or surety bond or completion bond, (xi) any Contract providing for indemnification (other than ordinary course of business Contracts with provisions for indemnification) or guaranty, (xii) any Contract containing any covenant limiting the freedom of the Company or any Subsidiary (or any of their current or future Affiliates) to solicit for employment or hire any Person for employment by the Company or any of its Subsidiaries, (xiii) all mortgages, indentures, loans or credit agreements, security agreements, guaranties or other agreements or instruments relating to the borrowing of money or extension of credit or to mortgaging, pledging or otherwise placing a Lien on any portion of the Company's or any of its Subsidiaries' assets, and any other letters of credit, financing, surety, bonding or similar arrangements pursuant to which the Company or any of its Subsidiaries secures any of its obligations, including insurance obligations, (xiv) all Contracts with Related Parties, (xv) all Intellectual Property Contracts (except for commercially available, "off the shelf" software), (xvi) all Hedging Agreements, (xvii) all distribution, joint marketing or development Contracts, (xviii) all collective bargaining agreements or Contracts with any labor union, (xix) all leases or Contracts under which the Company or any of its Subsidiaries is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $100,000, (xx) all Contracts with the Seller and (xxi) all joint venture, partnership agreement, limited liability company agreement and any other similar Contract involving a sharing of profits or losses, costs or liabilities by the Company or any of its Subsidiaries with any other Person (collectively, the "Material Contracts").

(b)   The Buyer either has been supplied with, or has been given access to, a true and correct copy of all written Material Contracts, together with all material amendments, waivers or other changes thereto.

(c)   Neither the Company nor any Subsidiary or, to the Company's Knowledge, any other party thereto, is in material breach or default under any Material Contract.

(d)   Each Material Contract is in full force and effect and constitutes a legal, valid and binding obligation of the Company (subject to the effects of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws not or hereafter in effect relating to creditors' rights generally and general principles of equity).

(e)   No party to a Material Contract has given the Company or any Subsidiary (and neither the Company nor any Subsidiary has given its counter-party) written notice of its intention to cancel, terminate or fail to renew any such Material Contract.

Section 4.10   Intellectual Property.

(a)   The attached <u>Intellectual Property Schedule</u> sets forth all of the patents, and all of the registered and material unregistered trademarks, service marks, trade names, corporate names, copyrights and Internet domain names, and all applications for any of the foregoing, that are owned or purported to be owned by the Company or any of its Subsidiaries.

(b)   The Company and its Subsidiaries, as the case may be, own and possess all right, title and interest in and to, or possess the valid right to use all Intellectual Property necessary for the operation of their business and, except as set forth on the <u>Intellectual Property Schedule</u>, neither the Company nor any Subsidiary has received any written notices of infringement or misappropriation of any third-party Intellectual Property.

(c)   The Company or its Subsidiaries has good title to each item of Intellectual Property owned or purported to be owned by it, free and clear of any Lien other than Permitted Encumbrances.

(d)   There are no actions, suits or proceedings pending or, to the Company's Knowledge, threatened by or against the Company or any of its Subsidiaries that involve claims concerning the infringement or other violation, validity, enforceability, ownership or right to use any Intellectual Property, and, to the Company's Knowledge, (i) neither the Company nor the Subsidiaries is currently infringing or misappropriating the Intellectual Property of any other Person and (ii) no other Person is currently infringing or misappropriating the Intellectual Property of the Company or any of its Subsidiaries.

(e)   Except as set forth on the <u>Intellectual Property Schedule</u>, the Company or a Subsidiary has timely made all filings, payments and ownership recordations with the appropriate foreign and domestic agencies required to maintain in subsistence all registered Intellectual Property owned by the Company or a Subsidiary, and, to the Company's Knowledge, all material Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries is valid and enforceable.

(f)   The Company and its Subsidiaries have taken reasonable measures consistent with industry practice to protect the secrecy, confidentiality and value of all Trade Secrets used in the operation of their business, and to the Company's Knowledge, no unauthorized disclosure of any such Trade Secrets has been made.

Section 4.11   <u>Litigation</u>. Except as set forth on the attached <u>Company Litigation Schedule</u>, (i) there are no actions, suits or proceedings pending or, to the Company's Knowledge, threatened against the Company or any Subsidiary, (ii) there are no pending or threatened actions, suits or proceedings brought by the Company or any of its Subsidiaries, in each case, at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, and (iii) neither the Company nor any Subsidiary is subject to any outstanding judgment, order or decree of any court or any governmental authority.

Section 4.12   <u>Brokerage</u>. There are no claims for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this

Agreement based on any arrangement or agreement made by or on behalf of the Company, any Subsidiary or the Seller, except for the fees and expenses of Credit Suisse Securities (USA) LLC, which shall be paid by the Buyer (on behalf of the Company and the Seller) as a Closing Cost pursuant to Section 1.02(b)(ii).

Section 4.13   Governmental Consents, etc. Except for the applicable requirements of the HSR Act and except as set forth on the Governmental Consents Schedule, no material permit, consent, notification, approval or authorization of, or declaration to or filing with, any governmental or regulatory authority is required in connection with any of the execution, delivery or performance of this Agreement by the Company or the Seller or the consummation by the Company or the Seller of any other transaction contemplated hereby.

Section 4.14   Employee Benefit Plans. The attached Employee Benefits Schedule contains a true and complete list of each employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and each deferred compensation, stock option, restricted stock, stock purchase, severance or termination pay, employment, consulting, retention, change in control, bonus or incentive plan, program, agreement or arrangement and each other material employee benefit plan, program, agreement or arrangement, whether or not subject to ERISA and whether or not written (including any funding mechanism therefor now in effect or required in the future) that the Company or any of its Subsidiaries sponsors, maintains, contributes to or is required to contribute to, or has any liability with respect to any current or former employee, leased employee, director, officer, shareholder or independent contractor of the Company or any of its Subsidiaries (the "Employee Benefit Plans"). The Company has made available to Buyer true and complete copies of each Employee Benefit Plan or written summaries of any unwritten material Employee Benefit Plan and, to the extent applicable, (i) the summary plan description; (ii) the most recent determination letter received from the Internal Revenue Service; (iii) the most recent Form 5500 (including all schedules); (iv) the two most recent audited financial statements and actuarial valuation reports; and (v) any related trust agreement or other funding instrument. Each Employee Benefit Plan has been maintained in all material respects in compliance with its terms and with the requirements prescribed by any and all Laws applicable to such Plan, including the Code and ERISA. No notice has been issued by any governmental authority questioning or challenging such compliance. Each Employee Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification, and to the Company's Knowledge, nothing has occurred since the date of such determination, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification. None of the Employee Benefit Plans are subject to Title IV of ERISA, and neither the Company nor any of its Subsidiaries has any liability or obligation with respect to any employee benefit plan subject to Title IV of ERISA. No event has occurred and no. condition exists that would subject the Company or any of its Subsidiaries, by reason of its affiliation with any member of its "Controlled Group" (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code), to any Tax, fine, Lien or penalty imposed by ERISA or the Code. Except as set forth on the Employee Benefits Schedule, neither the Company nor any of its Subsidiaries has incurred any current or projected liability in respect of post-employment or post-retirement health or welfare benefits for current, former or retired employees of the Company or any of its Subsidiaries, except as required to avoid an excise tax under Section 4980B of the Code. With

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respect to any Employee Benefit Plan, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Company's Knowledge, threatened and no facts or circumstances exist that could reasonably be expected to give rise to any such actions, suits or claims. Except as set forth on the Employee Benefits Schedule, the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event, will not increase any benefits or result in the acceleration or creation of any rights of any person to benefits under any Employee Benefit Plan (including but not limited to, the acceleration of the vesting or exercisability of any stock options, the acceleration of the accrual or vesting of any benefits under any Employee Benefit Plan, or the acceleration or creation of any rights under any severance or change in control agreement).

Section 4.15   Compliance with Laws. Since April 30, 2003, the Company and each Subsidiary is and has been in compliance in all material respects with all applicable Laws. This Section 4.15 does not relate to environmental matters, it being the intent of the parties hereto that environmental matters are the subject of Section 4.16.

Section 4.16   Environmental. Except as set forth in the Environmental Schedule:

(a)   The Company and its Subsidiaries are in material compliance with all applicable Environmental Laws;

(b)   The Company and its Subsidiaries have obtained and are in compliance in all material respects with all necessary Permits that are required under Environmental Laws to operate the Real Property and business of the Company and its Subsidiaries as operated on the Closing Date;

(c)   There has been no Release of Hazardous Substances at any of the Real Property owned or operated by the Company or any of its Subsidiaries or, to the Company's Knowledge, by a predecessor in interest, or to the Company's Knowledge, at any disposal or treatment facility which received Hazardous Substances generated by the Company or its Subsidiaries or any predecessor in interest, which, in each case, would reasonably be expected to result in material Environmental Liabilities;

(d)   No Environmental Claims are pending against the Company or any of its Subsidiaries or, to the Company's Knowledge, against any predecessor in interest, nor to the Company's Knowledge, has any notice of any threatened or pending Environmental Claim against the Company, any of its Subsidiaries or any of their respective predecessors in interest been received by the Company or any of its Subsidiaries;

(e)   To the Company's Knowledge, no Environmental Claims are pending against any facilities that received Hazardous Substances generated by the Company or any of its Subsidiaries or, to the Company's Knowledge facilities that received Hazardous Substances generated by any predecessor in interest; and

(f)   The Company has made available to Buyer true and complete copies of all environmental reports, studies, investigations or material correspondence regarding any material Environmental Liabilities relating to the Company or its Subsidiaries or Recognized Environmental Conditions, as that term is defined by ASTM E 1527 97, at any of the Real

Property, to the extent the foregoing are in the possession, custody or reasonable control of the Company or its Subsidiaries.

(g)   To the Company's Knowledge, it is in compliance with all federal and state safety Laws, including but not limited to OSHA, and has had no exceedances of OSHA's permissible exposure limits for TCE.

(h)   The representations and warranties contained in this Section 4.16 constitute the sole and exclusive representations and warranties of the Company in connection with any environmental matters.

Section 4.17   Undisclosed Liabilities. Neither the Company nor any Subsidiary has any liability or obligation (whether accrued, absolute, contingent, unasserted or otherwise) of any nature, of a type required by GAAP to be reflected on a consolidated balance sheet, including indebtedness for borrowed money or guarantees, except for (a) liabilities set forth on the Latest Balance Sheet, (b) liabilities incurred in the ordinary course of business since the date of the Latest Balance Sheet that do not exceed $250,000 individually,(c) liabilities incurred in the ordinary course of business in a manner consistent with past practice since the date of the Latest Balance Sheet for purchases of raw materials, and (d) liabilities disclosed on the Developments Schedule.

Section 4.18   Labor and Employment Matters. Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or any other agreement with a labor union. No employees of the Company or any of its Subsidiaries, in their capacity as such, are represented by any labor organization; no labor organization or group of employees of the Company or any of its Subsidiaries has made a pending demand in writing for recognition or certification to the Company or any of its Subsidiaries and there are no representation or certification proceedings or petitions presently pending or threatened, to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority relating to the Company or any of its Subsidiaries. To the Company's Knowledge, there are no organizing activities involving the Company or any of its Subsidiaries pending with any labor organization or group of employees of the Company or any of its Subsidiaries. There is no pending or, to the Company's Knowledge, threatened, labor dispute, strike, slowdown, work stoppage or lockout at the Company or any of its Subsidiaries. No event giving rise to the requirement that notice be given to any employee of the Company or any of its Subsidiaries under the Worker Adjustment and Retraining Notification Act or under any similar state or local Law has occurred or been announced during the 90-day period ending on the date of this Agreement or any longer period required by any local Law.

Section 4.19   Suppliers and Customers. Set forth on the Suppliers and Customers Schedule is a true and correct list of the ten suppliers and the ten customers that accounted for the largest dollar volume of purchases and sales, respectively, by the Company and its Subsidiaries during each of (i) the twelve month period immediately preceding March 31, 2007 and (ii) the fiscal year ending January 31, 2007 (the "Material Suppliers and Customers"). To the Company's Knowledge, none of the Material Suppliers and Customers has cancelled or otherwise terminated, or threatened in writing to cancel or otherwise terminate, its relationship with the Company or any of its Subsidiaries during the past twelve months. Neither the

Company nor any of its Subsidiaries has received any written notice during the past twelve months that any of the Material Suppliers and Customers intends to cancel or otherwise materially adversely modify its relationship with the Company or any of its Subsidiaries.

Section 4.20   Inventory. The aggregate value at which the inventory, including the inventory reserves, is carried in the Financial Statements, and will be carried on the books and records of the Company as of the Closing Date, reflects and will reflect the normal and consistent inventory valuation method of the Company of valuing inventory at the lower of cost or market, all in accordance with GAAP and includes appropriate allowances for obsolescence.

Section 4.21   Transactions with Related Persons. Except as set forth on the Related Persons Schedule:

(a)   No Contract or transaction between the Company or any of its Subsidiaries and (i) any director, officer, holder of equity interests in the Company, its Subsidiaries or any of their respective Affiliates (such Persons in (i) being referred to herein as an "Insider"), or (ii) any relative or spouse (or relative of such spouse) of any Insider (such Persons in (ii) being referred to herein as a "Related Party") has been entered into in the past three years;

(b)   No Insider and, to the Company's Knowledge, no Related Party is a director or officer of, or has any direct or indirect interest in (other than the ownership of not more than 5% of the publicly traded shares of), any Person which is a supplier, vendor, landlord, sales agent or competitor of the Company or any of its Subsidiaries;

(c)   No Insider and, no Related Party owns or has any interest in, directly or indirectly, in whole or in part, any tangible or intangible property used in the conduct of the business;

(d)   Other than expense advance reimbursements not exceeding $25,000 in the aggregate, no Insider and, to the Company's Knowledge, no Related Party owes any money or other amounts to, nor is any Insider or, to the Company's Knowledge, any Related Party owed any money or other amounts (other than obligations that would constitute Closing Costs) by, the Company or any of its Subsidiaries;

(e)   Neither the Company nor any of its Subsidiaries has, directly or indirectly, guaranteed or assumed any Indebtedness for the benefit of any Insider or, to the Company's Knowledge, any Related Party; and

(f)   Neither the Company nor any of its Subsidiaries has made any loans, payments or transfers of the Company's or any of its Subsidiaries' assets to any Insider or, to the Company's Knowledge, to any Related Party.

Section 4.22   Sales Practices; Accounts Receivable.

(a)   Since the date of the Latest Balance Sheet, the Company and each of its Subsidiaries have operated in the ordinary course of business and have not adversely modified payment terms for accounts receivable in such a manner as would reasonably be expected to result in an accounts receivable portfolio that, in amount or character, is materially and adversely different than that maintained by the Company and each of its Subsidiaries in the ordinary course of business. All accounts, notes and other receivables reflected in the Financial Statements have arisen in the ordinary course of business consistent with past practice, arise out of bona fide sales, represent valid obligations to the Company or any of its Subsidiaries.

(b)   The Company has made available to the Buyer a true, correct and complete copy of the Company's standard written warranty or warranties for sales of any and all products distributed or sold by the Company or any of its Subsidiaries (the "Products") and true and complete copies of the warranty provisions of the purchase orders of the Company's top 10 customers (including distributors) and, except as stated therein, as imposed by applicable Law or as set forth on the Product Warranty Schedule, there are no warranties, Contractual commitments or Contractual obligations with respect to the return, repair or replacement of Products sold to the top 10 customers (including distributors). Except as set forth on the Product Warranty Schedule, to the Company's Knowledge, there are no defects in design, construction or manufacture of Products that would reasonably be expected to create an unusual risk of injury to persons or property, and, to the Company's Knowledge, no facts or conditions exist that would reasonably be expected to result in a new Product recall requirement.

(c)   Except as set forth on the Product Warranty Schedule, to the Company's Knowledge: (i) there is no action by or before any governmental or regulatory authority pending or threatened against or involving the Company or any of its Subsidiaries concerning any Product that is alleged to have been manufactured, shipped, sold, marketed, distributed, processed or merchandised by the Company or any of its Subsidiaries to have a material defect of any kind, in manufacture, processing, design or otherwise, including without limitation any failure to warn of the defect; and (ii) there has not been any Product recall or post-sale warning by the Company or any of its Subsidiaries since April 30, 2003 concerning any Product that was manufactured, shipped, sold, marketed, distributed, processed or merchandised by the Company or any of its Subsidiaries.

Section 4.23   Condition of Assets. The machinery, equipment, personal property and other tangible assets that the Company and its Subsidiaries own and lease (including building structures) are in reasonable operating condition and repair for the purposes for which they are used (in each case subject to normal wear and tear) and are owned, leased or licensed by the Company or one of its Subsidiaries free and clear of all Liens, other than Permitted Encumbrances.

Section 4.24   Insurance.

(a)   The Insurance Schedule lists each insurance policy of the Company or any of its Subsidiaries and each insurance policy acquired by or on behalf of the Company or any of its Subsidiaries to which any of their respective officers, directors or employees has been a party, a named insured, or otherwise is the beneficiary of coverage at any time with respect to claims that have occurred within the past two years (the "Insurance Policies"). All such Insurance Policies are in full force and effect on the date hereof, and all due premiums with respect thereto covering all periods up to and including the date hereof have been timely paid in full and the Company and its Subsidiaries are otherwise in material compliance with the terms and provisions thereof.

(b)   As of the date hereof, neither the Company nor any of its Subsidiaries has received either a written notice of cancellation or non-renewal of any Insurance Policy, and, to the Company's Knowledge, no basis exists for early termination thereof on the part of the insurer. To the Company's Knowledge, neither the Company nor any of its Subsidiaries have failed to give any notice or present any claim under any Insurance Policy in due and timely fashion, and there are no outstanding unpaid claims under any Insurance Policy. To the Company's Knowledge, no facts or circumstances exist which would relieve the insurer under any Insurance Policy of its obligation to satisfy in full any valid claim of the Company or any of its Subsidiaries thereunder. Neither the Company nor any of its Subsidiaries has received any notice of cancellation or non-renewal of any Insurance Policy. To the Company's Knowledge, neither the Company nor any of its Subsidiaries has been refused any insurance (including, without limitation, insurance against loss due to terrorist acts) with respect to its assets, properties or businesses, nor has any coverage been limited by an insurance carrier to which any of the Company or any of its Subsidiaries has applied for any such insurance or with which the Company or any of its Subsidiaries have carried insurance during the last three years.

(c)   No claim is outstanding under any of the Insurance Policies, and to the Company's Knowledge, no claim is pending under any of the Insurance Policies relating to the Company and its Subsidiaries for which coverage has been questioned, denied or disputed by the underwriters under such Insurance Policies.

(d)   True, correct and complete copies of each Insurance Policy have previously been delivered to the Buyer (including without limitation copies of all written amendments, supplements and other modifications thereto or waivers of rights thereunder).

Section 4.25   Foreign Corrupt Practices Act Compliance. Neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors, employees, consultants or agents acting on their behalf has made, directly or indirectly, any payment or promise to pay, or gift or promise to give or authorized such a promise or gift, of any money or anything of value, directly or indirectly, to: (i) any foreign official (as such term is defined in the of 1977, as amended (the "FCPA")) for the purpose of influencing any official act or decision of such official or inducing him or her to use his or her influence to affect any act or decision of a foreign government, or any agency or subdivision thereof; or (ii) any foreign political party or official thereof or candidate for foreign political office for the purpose of influencing any official act or decision of such party, official or candidate or inducing such party, official or candidate to use his, her or its influence to affect any act or decision of a foreign government or agency or subdivision thereof, in the case of both (i) and (ii) above in order to assist the Company or any of its Subsidiaries to obtain or retain business for or direct business to the Company or any of its Subsidiaries and under circumstances which would subject the Company or any of its Subsidiaries to liability under the FCPA.

Section 4.26   Indebtedness. Except as set forth in the Indebtedness Schedule, neither the Company nor any of its Subsidiaries has any Indebtedness.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Seller and the Company that:

Section 5.01   Organization and Corporate Power. The Buyer is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware, with full power and authority to enter into this Agreement and perform its obligations hereunder.

Section 5.02   Authorization. The execution, delivery and performance of this Agreement by the Buyer and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite action, and no other proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement. Assuming that this Agreement is a valid and binding obligation of the Seller and the Company, this Agreement constitutes a valid and binding obligation of the Buyer, enforceable in accordance with its terms (subject to the effects of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws not or hereafter in effect relating to creditors' rights generally and general principles of equity).

Section 5.03   No Violation. The Buyer is not subject to or obligated under its certificate of formation, any applicable Law, or any material Contract or instrument, or any Permit, or subject to any order, writ, injunction or decree, which would be breached or violated in any material respect by the Buyer's execution, delivery or performance of this Agreement.

Section 5.04   Governmental Authorities; Consents. Except for the applicable requirements of the HSR Act, the Buyer is not required to submit any notice, report or other filing with any governmental or regulatory authority in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby. No consent, approval or authorization of any governmental or regulatory authority or any other party or Person is required to be obtained by the Buyer in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

Section 5.05   Litigation. There are no actions, suits or proceedings pending or, to the Buyer's knowledge, threatened against or affecting the Buyer at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which would adversely affect the Buyer's performance under this Agreement or the consummation of the transactions contemplated hereby.

Section 5.06   Brokerage. There are no claims for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Buyer.

Section 5.07   Investment Representation. The Buyer is purchasing the Shares for its own account with the present intention of holding such securities for investment purposes and not with a view to or for sale in connection with any public distribution of such securities in violation of any federal or state securities laws.

Section 5.08 <u>Financing</u>. The Buyer or an Affiliate of the Buyer has received (i) executed commitment letters from Credit Suisse Securities (USA) LLC and Credit Suisse, committing, subject to the terms and conditions therein, to provide an aggregate of up to $440 million of debt financing to the Buyer (collectively, the "<u>Debt Commitment Letters</u>") and (ii) an executed commitment letter from certain affiliates of the Buyer, committing, subject to the terms and conditions therein, to provide equity financing to the Buyer in connection with the transactions contemplated hereby (the "<u>Equity Commitment Letter</u>"). True and correct copies of the Debt Commitment Letters and Equity Commitment Letter are attached hereto as <u>Exhibit F</u>. Neither the Debt Commitment Letters nor the Equity Commitment Letter have been amended or modified prior to the date of this Agreement, nor is any such amendment or modification contemplated as of the date hereof, and none of the commitments contained therein have been withdrawn or rescinded, or threatened to be withdrawn or rescinded, in any respect as of the date hereof. There are no conditions precedent or other contingencies related to the funding of the full amount of the financing contemplated by the Debt Commitment Letters and the Equity Commitment Letter, other than as set forth therein. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Buyer or its Affiliates under either the Debt Commitment Letters or the Equity Commitment Letter. As of the date hereof, the Buyer has no reason to believe that (i) any of the conditions to the financings contemplated by the Debt Commitment Letters and the Equity Commitment Letter will not be satisfied, or (ii) any such financing will not be made available to the Buyer on the Closing Date on the terms and subject to the conditions contained therein. The Buyer will have sufficient funds to pay (i) the Purchase Price, (ii) to repay the Designated Indebtedness, (iii) to pay all of its related fees and expenses and (iv) to pay all amounts required to be paid to the holders of the Senior Notes in connection with the Change in Control Offer (as such term is defined in the Indenture) as contemplated by <u>Section 7.06(a)</u> hereof.

Section 5.09 <u>Solvency</u>. Assuming the Company's representations and warranties contained in <u>Article IV</u> are true and correct immediately after giving effect to the transactions contemplated by this Agreement and the Company has complied with its covenants hereunder, the Company and each of its Subsidiaries shall be able to pay their respective debts as they become due and shall own property which has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities). Assuming the Company's representations and warranties contained in <u>Article IV</u> are true and correct immediately after giving effect to the transactions contemplated by this Agreement and the Company has complied with its covenants hereunder, the Company and each of its Subsidiaries shall have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company and its Subsidiaries.

ARTICLE VI

PRE-CLOSING COVENANTS OF THE COMPANY

Section 6.01   Conduct of the Business.

(a)   From the date hereof until the Closing Date, the Company shall carry on its and its Subsidiaries' respective businesses according to their ordinary and usual course of business and substantially in the same manner as heretofore conducted provided that the Company may use all available cash to repay any Designated Indebtedness prior to the Closing.

(b)   From the date hereof until the Closing Date, except as otherwise provided for by this Agreement or consented to in writing by the Buyer or as set forth in the Interim Covenant Schedule, the Company shall not and shall not permit any Subsidiary to (i) issue, sell or deliver any of its capital stock or any of its Subsidiary's capital stock or issue or sell any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any of its capital stock or any of its Subsidiary's capital stock; (ii) effect any recapitalization, reclassification, equity dividend, equity split or like change in its or any Subsidiary's capitalization; (iii) amend its or any Subsidiary's governing organizational documents; (iv) declare or pay any dividends or make any distributions with respect to the Company's capital stock; (v) make any redemption or purchase of any of the Company's capital stock; (vi) enter into any Contract in excess of $250,000 or that has a term of, or requires the performance of any obligations by the Company or its Subsidiaries over a period in excess of, one year or that would otherwise constitute a Material Contract (excluding in each case under this clause (vi) any Contracts of the kind referenced in Section 4.09(ii) and (iii) where the threshold shall be $5,000,000 for any such Contract); (vii) engage in any transactions with any Related Party that is not terminable at will by the Company or its Subsidiaries, without notice, penalty or premium; (viii) amend in any respect any Material Contract that would materially and adversely affect the use and enjoyment of such Contract by the Buyer, or terminate any of the Material Contracts (except with respect to purchase orders or termination of Material Contracts caused by the termination or default of any party to such Contracts other than the Company or its Subsidiaries), or waive, settle, modify, compromise or cancel any debt or material right, claim or privilege arising under any Material Contract; (ix) except in the ordinary course of business consistent with past practice, or except as required by Law or the terms of any existing Contract, increase the salary, wage, rate of compensation or benefits of, any current or former employee, consultant or director of the Company or its Subsidiaries or enter into any Contract or other binding commitment in respect of any such increase, or amend, adopt or terminate any Plan covering current or former employees, consultants or directors of the Company or its Subsidiaries or enter into any negotiation in respect of or enter into any collective bargaining agreement covering employees of the Company or its Subsidiaries or grant any equity or equity based awards; provided, that with respect to any individual, such ordinary course increases shall not exceed seven percent (7%) of such individual's annual base salary; (x) hire, fire promote or otherwise change the employment status of any employees with an annual base salary in 2006 equal to or greater than $75,000 or any officers or directors; (xi) incur by or on behalf of the Company or any of its Subsidiaries of any material obligations or material liabilities (including Indebtedness), whether absolute, accrued, contingent or otherwise (including liabilities as a guarantor or otherwise with respect to obligations of others), other than liabilities and obligations incurred in the ordinary course of business consistent with past practice; (xii) change any of its accounting methods, principles or practices, except as may be required by GAAP, (xiii) make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended Return, enter into any closing agreement, settle any tax claim or assessment, surrender any right to claim a Tax refund, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, if any such action could reasonably be expected to have the effect of materially increasing the Tax liability of the Company, any Subsidiary of the Company, the Buyer or any Affiliate of the Buyer, (xiv) sell, lease, transfer, distribute or otherwise dispose of or abandon any of its material property or assets; (xv) enter into, modify or terminate, or commit any act or permit or suffer to occur any circumstance which would constitute a default under any material Permits or Material Contracts; (xvi) cause, permit, allow or suffer any of the assets of the Company or any Subsidiary to violate any Law or to become subjected to any Lien, other than Permitted Encumbrances, or (xvii) agree to take any of the foregoing actions. For the avoidance of doubt, nothing herein shall limit or restrict the Company's or any of its Subsidiaries' ability to use cash to pay down the balance of any Designated Indebtedness prior to the Closing.

Section 6.02   Transaction Proposal. Until the Closing Date, the Company and the Seller shall not, directly or indirectly, solicit or engage in discussion with third parties, initiate, entertain or respond to offers, inquiries, proposals or discussions, or enter into any agreement involving any transaction that has as its purpose a business combination involving or disposing of the whole or part of the Company or any of its Subsidiaries or any other transaction that would make the transactions contemplated by this Agreement infeasible or impractical (each a "Proposal") or provide any information to any Person or any of such Person's advisors or prospective lenders regarding the Company or its Subsidiaries in the context involving a potential Proposal or the transactions contemplated thereby. For purposes of this Agreement, this Section 6.02 shall apply to all Proposals including, but not be limited to, any proposed or actual (a) sale, merger, consolidation or similar transaction involving the Company or its Subsidiaries, (b) sale, lease or other disposition, directly or indirectly, by merger, consolidation, share exchange or otherwise, of any assets or properties of the Company or its Subsidiaries representing 10% of the consolidated assets, revenues, earnings before interest, Tax, depreciation and amortization or profits of the Company or such Subsidiaries, (c) issuance, sale or other disposition by the Company or any of its Subsidiaries (including by way of merger, consolidation, share exchange or any similar transaction) of any interest or securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 10% or more of the votes associated with the Shares, (d) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to the Company or any Subsidiary involving a third party or (e) transactions which are similar in form, substance or purpose to any of the foregoing transactions. In the event the Seller, the Company or any of its Subsidiaries or any of their respective representatives receive any such Proposal, such recipient will immediately (but not later than 24 hours after such receipt) inform the Buyer and provide the Buyer with the details thereof, including a copy of any Proposal that is in writing. The Seller and the Company agree not to release any third party from any confidentiality provisions of any agreement to which the Seller or the Company are a party relating to the sale of the Company.

Section 6.03   Non-Solicitation. For a period of two (2) years after the Closing Date, the Seller shall not, directly or indirectly, solicit for employment or hire any of the employees of the Company or any of its Subsidiaries. The Seller acknowledges that the Buyer will be irrevocably damaged if such covenant is not specifically enforced. Accordingly, the Seller agrees that, in addition to any other relief to which the Buyer may be entitled, the Buyer would be entitled to seek and obtain injunctive relief (without the requirement of any bond) from a court of competent jurisdiction for the purposes of restraining the Seller from any actual or threatened breach of this Section 6.03.

Section 6.04   Access to Books and Records. From the date hereof until the Closing Date, the Company shall provide the Buyer, the Buyer's sources of debt financing and its authorized representatives (the "Buyer's Representatives") with full access at all reasonable times and upon reasonable notice to the offices, properties, personnel, books and records of the Company and its Subsidiaries in order for the Buyer to have the opportunity to make such investigation as it shall reasonably desire to make of the affairs of the Company and its Subsidiaries, but excluding Phase I or other environmental site assessments. The Buyer acknowledges that it remains bound by the Confidentiality Agreement, dated March 30, 2007, with the Company (the "Confidentiality Agreement"). Notwithstanding the foregoing, the Buyer, its Affiliates and any other Person arranging the financing for the transactions contemplated by this Agreement may disclose any and all matters customarily disclosed in documents relating to the contemplated debt financing, including any offering memorandum or prospectus relating to the issuance of debt securities and/or any "bank book" related to credit facilities.

Section 6.05   Financing.

(a)   The Company shall take action as shall be reasonably requested by the Buyer or otherwise customary in order to enable the Company, and, if applicable, one or more of its Affiliates as of the Closing, to consummate the debt financings contemplated by the Buyer under the Debt Commitment Letters to consummate the transactions contemplated by this Agreement, including, without limitation, providing all necessary information reasonably requested by the Buyer's lenders. Without limiting the foregoing, the Company shall use its commercially reasonable efforts to cause the respective officers, employees and advisors, including legal and accounting, of the Company to provide to the Buyer cooperation reasonably requested by the Buyer or the Buyer's lenders in connection with the arrangement of the financings contemplated by the Debt Commitment Letters, including (i) participating in meetings, presentations, due diligence sessions, and sessions with rating agencies, (ii) assisting with the preparation of materials for rating agency presentations, confidential information memoranda and similar documents required in connection with the financings contemplated by the Debt Commitment Letters, (iii) furnishing the Buyer and the Buyer's lenders with financial and other pertinent information regarding the Company as may be reasonably requested by the Buyer's lenders and (iv) taking such other actions as are reasonable and customary to facilitate the completion of the financings contemplated by the Debt Commitment Letters.

(b)   Unless the Buyer terminates this Agreement in accordance with Section 8.01(b) hereof, the Buyer shall be responsible and pay for any and all costs and expenses incurred by the Company and its Affiliates and specifically requested by the Buyer, subject to the

Buyer's receipt of reasonable documentation of such costs and expenses, in connection with any services or cooperation provided by the Company pursuant to this Section 6.05 which costs and expenses shall not be considered Closing Costs hereunder.

(c) Notwithstanding anything herein to the contrary, the Buyer acknowledges and agrees that obtaining any financing contemplated by this Section 6.05 is not a condition to the Buyer's obligation to consummate the transactions contemplated by this Agreement.

Section 6.06   Notification. (a) From the date hereof until the Closing Date, the Company and the Sellers shall disclose to the Buyer in writing any material variances from the representations and warranties contained in Article III and Article IV promptly upon discovery thereof, and, solely for purposes of Section 2.01(a), such disclosures shall amend and supplement the appropriate Schedules attached hereto in the form of the Updated Schedules delivered to the Buyer; provided that such disclosures shall not amend and supplement the Schedules attached hereto for purposes of the indemnification obligations of the Seller set forth in Section 9.02. The Company shall give prompt notice in writing to the Buyer upon discovery of: (a) the material failure of the Company or the Seller to comply or satisfy any covenant or condition herein; (b) any written notice of, or any written communication relating to, a default or event which, with notice or lapse of time or both, would reasonably be expected to become a material default, received by the Company or any Subsidiary prior to the Closing Date, under any Material Contract; (c) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement; and (d) any notice or other communication from any governmental authority or any other Person in connection with the transactions contemplated hereby.

(b) Not less than three (3) Business Days prior to the Closing, the Company shall deliver to the Buyer an updated Closing Cost Schedule to reflect all Closing Costs to be paid at the Closing.

Section 6.07   Regulatory Filings. The Company and the Seller shall within five (5) Business Days of the date hereof make or cause to be made all filings and submissions under the HSR Act and any other Laws or regulations applicable to the Seller, the Company and its Subsidiaries for the consummation of the transactions contemplated herein. The Company shall coordinate and cooperate with the Buyer in exchanging such information and assistance as the Buyer may reasonably request in connection with all of the foregoing. The Seller shall seek early termination of the waiting period under the HSR Act.

Section 6.08   Conditions. The Company and the Seller shall use reasonable efforts to cause the conditions set forth in Section 2.01 to be satisfied and to consummate the transactions contemplated herein as soon as reasonably possible after the satisfaction of the conditions set forth in Article II (other than those required to be satisfied at the Closing) but in any event no later than the third Business Day occurring after such date; provided that none of the Company, any of its Subsidiaries nor the Seller shall be required to expend any amount of funds (other than reasonable administrative expenses) to obtain any third party or governmental consents required under Section 2.01(d) or (e).

Section 6.09   Release. Subject to the occurrence of the Closing and as of the Closing Date, the Seller releases and forever discharges the Company and its Subsidiaries from any and all actions, causes of action, suits, debts, claims and demands (except for obligations arising under this Agreement and any other document or instrument executed and delivered in connection with the transactions contemplated by this Agreement) that arise out of acts, events, conditions or omissions occurring or existing from the beginning of the world to and including the Closing Date, including with respect to the Seller's ownership of equity, equity-linked or debt securities of the Company or any of its Subsidiaries, other than any such claims (i) related to directors and officers insurance, (ii) arising under the Company's certificate of incorporation, bylaws and amendment thereto and (iii) with respect to current employees of the Company, related to their employment with the Company or any of its Subsidiaries.

Section 6.10   Interim Periodic Financial Statements. As soon as practicable, but in no case later than fifteen (15) Business Days after the end of each monthly and quarterly accounting period between the date hereof and the Closing Date, the Company shall deliver to the Buyer unaudited consolidated balance sheets for the Company at the end of each period, and unaudited consolidated statements of income, cash flows or stockholders' equity for the Company as of each such month and quarter then ended (collectively, the "Interim Periodic Financial Statements"). Such Interim Periodic Financial Statements, when delivered, will present fairly in all material respects the financial condition of the Company as of their respective dates, and the results of the operations and cash flow of the Company for the periods indicated, in each case in accordance with GAAP subject to normal year-end adjustments in accordance with past practices.

Section 6.11   Estoppel Certificates. Between the date hereof and the Closing Date, the Company shall use commercially reasonable efforts to obtain landlord estoppel certificates in a form reasonably agreed to by the Buyer and the Seller for the Leases in respect of the Real Properties located in Branchburg, New Jersey, Clarksville, Arkansas and Janesville, Wisconsin.

ARTICLE VII

COVENANTS OF THE BUYER

Section 7.01   Access to Books and Records. From and after the Closing, the Buyer shall, and shall cause the Company and its Subsidiaries, to provide the Seller and its agents with reasonable access (for the purpose of examining and copying), during normal business hours, to the books and records of the Company and its Subsidiaries with respect to periods or occurrences prior to the Closing Date in connection with any matter whether or not relating to or arising out of this Agreement or the transactions contemplated hereby. Unless otherwise consented to in writing by the Seller, neither the Company nor its Subsidiaries shall, for a period of seven years following the Closing Date, destroy, alter or otherwise dispose of any of the books and records of the Company or its Subsidiaries for the period prior to the Closing Date without first offering to surrender to the Seller such books and records or any portion thereof which the Buyer, the Company or its Subsidiaries may intend to destroy, alter or dispose of.

Section 7.02   Notification. Prior to the Closing, upon discovery the Buyer shall promptly inform the Company and the Seller in writing of any material variances from the Buyer's representations and warranties contained in Article V, and the Buyer shall promptly notify the Seller if the Buyer obtains actual knowledge that the representations and warranties of the Seller or the Company in this Agreement and the Schedules hereto are not true and correct in all material respects, or if the Buyer obtains actual knowledge of any material errors in, or omissions from, the Schedules to this Agreement.

Section 7.03   Director and Officer Liability and Indemnification.

(a)   For a period of six years after the Closing, the Buyer shall not, and shall not permit the Company or any of its Subsidiaries to amend, repeal or modify any provision in the Company's or any of its Subsidiaries' governing documents, including the Company's articles of incorporation and bylaws, relating to the exculpation or indemnification of former officers and directors (unless required by Law), it being the intent of the parties that the officers and directors of the Company and its Subsidiaries prior to the Closing shall continue to be entitled to such exculpation and indemnification to the fullest extent permitted under applicable Law.

(b)   For a period of six years after the Closing, the Buyer shall, or shall cause the Company and its Subsidiaries to, maintain director and officer liability insurance which insurance shall provide coverage for the individuals who were officers and directors of the Company and its Subsidiaries prior to Closing comparable to the policy or policies maintained by the Company or its Subsidiaries immediately prior to the Closing for the benefit of such individuals; provided, however, that the Buyer's aggregate obligations under this Section 7.03(b) shall be limited the payment of a single premium for a "tail" policy in an amount not to exceed 150% of the annual premium for such insurance as in effect on the date hereof, in an aggregate amount not to exceed $100,000, net of any unearned premiums on the current directors and officers insurance policy to be returned to the Company.

Section 7.04   Regulatory Filings. The Buyer shall within five (5) Business Days of the date hereof make or cause to be made all filings and submissions under the HSR Act and any other Laws or regulations applicable to the Buyer as may be required of the Buyer for the consummation of the transactions contemplated herein, and the Buyer shall be responsible for all of the filing fees under the HSR Act. The Buyer shall coordinate and cooperate with the Company and the Seller in exchanging such information and assistance as the Company and the Seller may reasonably request in connection with all of the foregoing. The Buyer shall seek early termination of the waiting period under the HSR Act.

Section 7.05   Conditions. The Buyer shall use all reasonable efforts to cause the conditions set forth in Section 2.02 to be satisfied and to consummate the transactions contemplated herein as soon reasonably possible after the satisfaction of the conditions set forth in Article II (other than those to be satisfied at the Closing) but in any event no later than the third Business Day occurring after such date.

Section 7.06   Senior Note Obligations.

(a)   The Buyer and the Seller acknowledge and agree that, subject to Section 7.06 (b) below, all obligations of RathGibson and its Subsidiaries with respect to the Senior Notes (including all principal, accrued and unpaid interest and all other amounts), shall remain obligations of RathGibson and its Subsidiary through and after Closing.

(b)   Subject to the reasonable and customary cooperation of the trustee under the Indenture, within five (5) Business Days of the date hereof, Buyer shall formally commence a Change of Control Offer (as defined in the Indenture) in accordance with the terms and conditions of the Indenture, all of which shall be made subject to the occurrence of the Closing hereunder. The Change of Control Offer is herein referred to as the "Tender Offer " and all documents delivered or entered into in connection with the Tender Offer are herein referred to as the "Tender Offer Documents". The Buyer agrees that the Seller and its Affiliates (other than the Company and its Subsidiaries from and after the Closing) shall not have any liability or obligation in respect of the Tender Offer, including, without limitation, any change of control penalty or premium or other payment or fee arising out of or resulting from the consummation of the transactions contemplated by this Agreement under or pursuant to the Indenture or the Senior Notes. In connection with the Tender Offer, the Buyer shall prepare all of the Tender Offer Documents, which shall be in form and substance reasonably satisfactory to the Seller, the Company and its counsel and in compliance with the Indenture. The Tender Offer shall remain open for not more than thirty (30) Calendar Days from commencement of the Tender Offer, unless extended (i) as required by applicable Law, (ii) as required by the terms of the Indenture or (iii) with the consent of the Seller, and shall be conditioned on the occurrence of the Closing hereunder and such other conditions as the Buyer may determine in consultation with the Seller and the Company; it being understood that the completion of the Tender Offer or the tender of any particular percentage of Senior Notes or the delivery of consents from any particular percentage of Senior Notes shall not be a condition to the consummation of the transactions contemplated hereby.   If the conditions to the Tender Offer are met (subject to the Closing occurring), the Buyer shall, on the Closing Date, accept for payment and pay for all Senior Notes under the Indenture tendered and not withdrawn and pay any fee or premium offered by Buyer in connection with the Tender Offer. All fees and expenses associated with the Tender Offer shall be borne by the Buyer, whether or not the Tender Offer is successful and whether or not the Closing occurs. For the avoidance of doubt, any fee, payment or premium offered and/or paid by the Buyer in the Tender Offer shall be paid by the Buyer and shall not constitute or form part of any reduction to the Purchase Price as contemplated by Section 1.01(b). Notwithstanding anything to the contrary in this Agreement, the Buyer may repurchase all of the issued and outstanding Senior Notes provided that such repurchase is permitted by and conducted in accordance with the terms of the Indenture.

ARTICLE VIII

TERMINATION

Section 8.01   Termination. This Agreement may be terminated at any time prior to the Closing:

(a)   by the mutual consent of the Buyer and the Seller;

(b)   by the Buyer, if there has been a material violation or breach by the Company or the Seller of any covenant, representation or warranty contained in this Agreement or any event, circumstance or condition has occurred which has prevented the satisfaction of any condition to the obligations of the Buyer at the Closing and such violation or breach has not been waived by the Buyer or, in the case of a covenant breach, cured by the Company or the Seller within ten days after receipt by the Seller of written notice thereof from the Buyer;

(c)   by the Seller, if there has been a material violation or breach by the Buyer of any covenant, representation or warranty contained in this Agreement or any event, circumstance or condition of has occurred which has prevented the satisfaction of any condition to the obligations of the Seller at the Closing and such violation or breach has not been waived by the Seller or, with respect to a covenant breach, cured by the Buyer within ten days after written notice thereof by the Seller;

(d)   by the Buyer, if there has occurred prior to the Closing Date a Material Adverse Change; or

(e)   by either the Buyer or the Seller if the transactions contemplated hereby have not been consummated by June 15, 2007 (the "Drop-Dead Date"); provided, however, that if and only to the extent that holders of more than fifty percent (50%) of the principal amount of the Senior Notes validly tender and do not withdraw their Senior Notes by the end of the thirty (30) Calendar Day period in which the Tender Offer remains open, the Drop-Dead Date may be extended by fifteen (15) days at the election of the Buyer, provided that such election shall be made by written notice to the Seller and the Company within two (2) Business Days after the end of such thirty (30) Calendar Day Period; provided, further, that neither the Buyer nor the Seller shall be entitled to terminate this Agreement pursuant to this Section 8.01(e) if such Person's (or the Company's or the Seller's) knowing or willful breach of this Agreement has prevented the consummation of the transactions contemplated hereby.

Section 8.02   Effect of Termination. (a) In the event of a termination of this Agreement by either the Buyer or the Seller in accordance with Section 8.01, the provisions of this Agreement shall immediately become void and of no further force or effect (other than this Section 8.02, and Article XI hereof and the Confidentiality Agreement which shall survive the termination of this Agreement), and there shall be no liability on the part of the Buyer, the Company or the Seller to one another, except for knowing and willful breaches of this Agreement prior to the time of such termination.

(b)   The Buyer agrees that if (x) (i) all of the conditions to the Buyer's obligations to consummate the transactions contemplated by this Agreement set forth in Section 2.01 (except for subsection (e) due to Buyer's failure to comply with its obligations under Section 7.04 and to cooperate in seeking any other approval required under subsection (e)) are satisfied or waived, and (ii) the Buyer breaches its obligation to purchase all of the Shares pursuant to Article I, in each case of (i) and (ii) prior to the Drop-Dead Date (as the same may be extended pursuant to Section 8.01(e)) and (y) the Buyer or the Seller terminates the Agreement pursuant to Section 8.01(e), then the Buyer will promptly, but in no event more than three (3) Business Days after written demand by the Seller, pay to the Seller, or as directed in writing by the Seller, on one single occasion, by wire transfer of immediately available funds, $10,000,000 in cash (the "Break-Up Fee") as liquidated damages and not as a penalty (it being agreed by the parties that it would not be feasible to ascertain the extent of damages in such circumstances with precision). The Seller and the Company agree that the maximum aggregate liability of the Buyer and its Affiliates in respect of a breach of this Agreement contemplated by the foregoing sentence shall be limited to the Break-Up Fee and in no event shall the Seller or the Company, or their respective affiliates, seek to recover any damages or other amounts in excess of the Break-Up Fee from the Buyer and its Affiliates.

ARTICLE IX

ADDITIONAL COVENANTS

Section 9.01   Survival. Notwithstanding anything herein or in the Confidentiality Agreement to the contrary, no representations, warranties, covenants or other agreements in this Agreement shall survive the Closing, except the agreements contained in Section 1.01, the representations and warranties and agreements contained in Section 3.06 (Brokerage) and Section 4.12 (Brokerage), the agreements of the Seller contained in Section 6.03 (Non-Solicitation), Section 6.09 (Release) and Section 9.02 (Earn-Out Amount), the agreements of the Buyer contained in Section 7.01 (Access to Books and Records), Section 7.03 (Director and Officer Liability and Indemnification) and Section 9.04 (No Additional Representations; Disclaimer), and the agreements contained in Section 7.06 (Senior Note Obligations), Section 9.05 (Further Assurances), Section 11.01 (Press Releases and Communications), Section 11.02 (Expenses), Section 11.03 (Notices), Section 11.04 (Assignment), Section 11.05 (Severability), Section 11.06 (No Strict Construction), Section 11.07 (Amendment and Waiver), Section 11.08 (Complete Agreement), Section 11.09 (Counterparts), Section 11.10 (No Third-Party Beneficiaries), Section 11.11 (Governing Law; Jurisdiction), Section 11.12 (Waiver of Jury Trial), Section 11.13 (Buyer Obligations), and this Section 9.01 (Survival) shall survive the Closing indefinitely (except to the extent a shorter period of time is explicitly specified therein). In no event shall the Seller, the Company or the Buyer, or any of their Affiliates, agents, representatives, successors or assigns have any recourse against the present or former directors, officers or shareholders of the Company or any Affiliates, representatives or agents thereof with respect to any representation, warranty or agreement made by the Company or the Seller in this Agreement.

Section 9.02   Earn Out Amount; Tax Credit Amount. The Seller agrees that it shall indemnify and hold harmless the Buyer and the Company from and after Closing for any amount by which the Earn Out Amount or the Final Earn Out Amount, as applicable, as finally determined pursuant to the SPA exceeds, if at all, the Estimated Earn Out Amount. The Seller and Castle Harlan Partners IV, L.P. shall retain sole control of the determination of the calculation, negotiation, payment of and all other matters and actions arising under or related to the Earn Out Amount. The Buyer and the Company shall enter into any arrangements reasonably requested by the Seller and Castle Harlan Partners IV, L.P. to vest such control in the Seller and Castle Harlan Partners IV, L.P. and to ensure all notices from the Representative (as defined in the SPA) under the SPA regarding the Earn Out Amount are delivered timely to the Seller and Castle Harlan Partners IV, L.P. The Seller agrees that it shall indemnify and hold harmless the Buyer and the Company from and after Closing for any amount by which the actual amount of Tax credits actually paid by the Buyer or the Company pursuant to Section 10.06(c) of the SPA after the Closing exceeds the Tax Credit Amount; provided that the Buyer agrees that if the actual amount of Tax credits actually paid by the Buyer or the Company pursuant to Section 10.06(c) of the SPA is less than the Tax Credit Amount, then Buyer shall pay to the Seller the amount of such difference.

Section 9.03   Disclosure Generally. If and to the extent any information required to be furnished in any Schedule or Updated Schedule is contained in this Agreement or in any Schedule or Updated Schedule attached hereto and such information is reasonably apparent to be responsive to any other schedule or Updated Schedule, such information shall be deemed to be included in all Schedules in which the information is required to be included. The inclusion of any information in any Schedule or Updated Schedule attached hereto shall not be deemed to be an admission or acknowledgment by the Company, its Subsidiaries or the Seller, in and of itself, that such information is material to or outside the ordinary course of the business of the Company or its Subsidiaries.

Section 9.04   No Additional Representations; Disclaimer.

(a)   The Buyer acknowledges that neither the Seller, the Company nor any of its Subsidiaries, nor any other Person acting on behalf of the Company or any of its Affiliates has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company or any of its Subsidiaries or their respective businesses or assets, except as expressly set forth in this Agreement or as and to the extent required by this Agreement to be set forth in the Schedules hereto. The Buyer further agrees that neither the Seller nor any other Person shall have or be subject to any liability to the Buyer or any other Person resulting from the distribution to the Buyer, or the Buyer's use of, any such information and any information, document or material made available to the Buyer or the Buyer's Representatives in certain "data rooms," management presentations or any other form in expectation of the transactions contemplated by this Agreement.

(b)   In connection with the Buyer's investigation of the Company and its Subsidiaries, the Buyer or the Buyer's Representatives has received from or on behalf of the Company certain projections, including projected statements of operating revenues and income from operations of the Company and its Subsidiaries for the fiscal year ending January 31, 2008 and for subsequent fiscal years and certain business plan information for such fiscal year and succeeding fiscal years. The Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that the Buyer is familiar with such uncertainties, that the Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and that the Buyer shall have no claim against the Seller or any other Person with respect thereto. Accordingly, neither the Company nor the Seller make any representations or warranties whatsoever with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts).

(c)   The Buyer acknowledges that it has conducted to its satisfaction, an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company and its Subsidiaries and, in making its determination to proceed with the transactions contemplated by this Agreement. THE REPRESENTATIONS AND WARRANTIES BY THE COMPANY AND THE SELLER CONTAINED IN THIS AGREEMENT OR ANY CERTIFICATE DELIVERED BY THE COMPANY OR THE SELLER PURSUANT TO THIS AGREEMENT CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE SELLERS TO BUYER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND BUYER UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESSED OR IMPLIED (INCLUDING, BUT NOT LIMITED TO, ANY RELATING TO THE FUTURE OR HISTORICAL FINANCIAL CONDITION, RESULTS OF OPERATIONS, ASSETS OR LIABILITIES OF THE COMPANY AND ITS SUBSIDIARIES) ARE SPECIFICALLY DISCLAIMED BY THE COMPANY AND THE SELLER. Notwithstanding the foregoing, the parties hereto acknowledge and agree, however, that, notwithstanding the Buyer's conduct of its due diligence and independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company and its Subsidiaries, (i) the Buyer is entitled to rely on all of the representations and warranties of the Company and the Sellers set forth herein and all of the Schedules, Exhibits and certificates attached hereto or delivered hereunder, and (ii) nothing contained herein shall limit, condition or otherwise restrict the Buyer's rights and remedies hereunder associated with its reliance on the representations and warranties of the Company and the Sellers expressly and specifically set forth in this Agreement and all of the Schedules, Updated Schedules, Exhibits and certificates attached hereto or delivered hereunder.

Section 9.05   Further Assurances. From time to time, as and when reasonably requested by any party hereto and at such party's expense, any other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such other party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement, including, without limitation preparing and filing any regulatory filings that may be required under the antitrust laws of any country or jurisdiction, and obtaining all necessary consents or approvals in connection therewith.

ARTICLE X

DEFINITIONS

"Actual Adjusted Net Income" has the meaning set forth in Section 1.01(d)(ii).

"Adjusted Net Income" means the sum of net income and amortization of RathGibson and its Subsidiary, which shall be determined on a consolidated basis for RathGibson and its Subsidiary and in accordance with GAAP and the Financial Statements determined without giving effect to the transactions contemplated hereby or the financing thereof less the Post-Closing Allocable Management Fee.

"Adjusted Net Income Measuring Period" has the meaning set forth in Section 1.01(d)(i).

"Adjustment Date" means April 30, 2007.

"Adjustment Date Cash" has the meaning set forth in Section 1.01(b)(ii).

"Adjustment Date Indebtedness" has the meaning set forth in Section 1.01(b)(ii).

"Affiliates" of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

"Affiliated Group" has the meaning set forth in Section 4.08(a).

"Breakup Fee" has the meaning set forth in Section 8.02(b) hereof.

"Business Day" means any day other than (a) Saturday or Sunday or (b) any other day on which banks in New York, New York, are permitted or required to be closed.

"Buyer" has the meaning set forth in the preamble.

"Buyer's Representatives" has the meaning set forth in Section 6.04 hereof.

"Cash and Cash Equivalents" means those items which are required by GAAP to be included as "cash" or "cash equivalents" on the balance sheet of RathGibson and its Subsidiary in the ordinary course of business but excluding, in each case, any effects of the consummation of the transactions contemplated by this Agreement and the financing thereof.

"Closing" has the meaning set forth in Section 1.02(a).

"Closing Costs" means all of the fees, expenses and other payments (including compensatory payments) incurred by the Company in connection with the transactions contemplated by this Agreement (on its own behalf and on behalf of the Seller), including, without limitation, any fees and expenses owing to Schulte Roth & Zabel LLP, Credit Suisse Securities (USA) LLC (in its capacity as advisor to the Seller and the Company on the sale of the Company to the Buyer and not with respect to any financing thereof), Intralinks, Inc., the Management Agreement Termination Fee and such other parties as are set forth on the Closing Costs Schedule attached hereto. Neither the Seller nor the Company shall pay any Closing Costs between the date hereof and the Closing Date.

"Closing Date" has the meaning set forth in Section 1.02(a).

"Closing Review" has the meaning set forth in Section 1.01(d)(i).

"Closing Transactions" has the meaning set forth in Section 1.02(b).

"Code" means the Internal Revenue Code of 1986, as amended.

"Company" has the meaning set forth in the preamble.

"Confidentiality Agreement" has the meaning set forth in Section 6.04.

"Contract" means, whether oral or written, any agreement, contract, lease, license, franchise, note, bond, mortgage, indenture, guarantee, purchase or sale order or other instrument or obligation, arrangement or commitment, including all amendments thereto.

"Credit Agreement" means the Credit Agreement, dated as of February 7, 2006, by and among RathGibson, as Borrower, the other Persons designated as "Credit Parties" on the signature pages thereof, the financial institutions who are or thereafter become parties to the Credit Agreement as Lenders, and General Electric Capital Corporation.

"Credit Agreement Indebtedness" has the meaning set forth in Section 1.02(b)(iv).

"Debt Commitment Letters" has the meaning set forth in Section 5.08.

"Designated Indebtedness" has the meaning set forth in Section 1.02(b)(iv).

"Draft Adjusted Net Income Statement" has the meaning set forth in Section 1.01(d)(i).

"Drop-Dead Date" has the meaning set forth in Section 8.01(e)(ii).

"Earn Out Amount" has the meaning set forth in Section 1.02(b)(iv).

"Employee Benefit Plans" has the meaning set forth in Section 4.14.

"Environmental Claims" means any written complaint, summons, citation, notice, directive, order, claim, litigation, investigation, notice of violation, judicial or administrative proceeding, judgment, letter or other communication from any governmental authority, or any third party alleging violations of Environmental Laws, alleging Environmental Liabilities, or alleging Releases of Hazardous Substances from (i) any assets, properties or businesses of the Company or its subsidiaries or any predecessor in interest; (ii) from adjoining properties or businesses; or (iii) from or onto any facilities that received Hazardous Substances generated by the Company or its subsidiaries or any predecessor in interest.

"Environmental Laws" means all Federal, foreign, state and local laws, statutes, ordinances, rules and regulations in each case, common law, and all final court orders, decrees and legally-binding arbitration awards or settlements, existing or enforceable as of the Closing Date, imposing liability or involving the environment, natural resources, or exposure to Hazardous Substances, including but not limited to the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), 42 U.S.C. 9601 et seq., as amended; the Resource Conservation and Recovery Act ("RCRA"), 42 U.S.C. 6901 et seq., as amended; and the Clean Air Act ("CAA"), 42 U.S.C. 7401 et seq., as amended; the Clean Water Act ("CWA"), 33 U.S.C. 1251 et seq., as amended.

"Environmental Liabilities" means all liabilities, monetary obligations, remedial actions, losses, damages, punitive damages, consequential damages, treble damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants and costs of investigations and feasibility studies), fines, penalties, sanctions and interest incurred or alleged as a result of any claim or demand by any governmental authority or any third party, and which are made pursuant to any Environmental Law or environmental condition at or a Release of Hazardous Substances from or onto (i) any property presently or formerly owned by the Company or any of its Subsidiaries or (ii) any facility that received Hazardous Substances generated by the Company or any of its Subsidiaries.

"Environmental Permits" means licenses, permits, registrations, governmental approvals, and consents that are required under or are issued pursuant to Environmental Laws.

"Equity Commitment Letter" has the meaning set forth in Section 5.08.

"ERISA" has the meaning set forth in Section 4.14.

"Estimated Earn Out Amount" has the meaning set forth in Section 1.01(c).

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"FCPA" has the meaning set forth in Section 4.25.

"Final Earn Out Amount" has the meaning set forth in Section 1.01(c).

"Financial Statements" has the meaning set forth in Section 4.05(a).

"Firm" has the meaning set forth in Section 1.01(d)(ii).

"GAAP" means the United States generally accepted accounting principles, applied on a basis consistent with the Financial Statements.

"Hazardous Substances" shall mean, without regard to amount and/or concentration but excluding naturally occurring concentrations (a) any element, compound, or chemical that is defined, listed or otherwise alleged as a contaminant, pollutant, toxic pollutant, toxic or hazardous substances, extremely hazardous substance or chemical, hazardous waste, medical waste, biohazardous or infectious waste under Environmental Laws; (b) petroleum, petroleum-based or petroleum-derived products; (c) polychlorinated biphenyls; (d) any substance exhibiting a hazardous waste characteristic including but not limited to corrosivity, ignitibility, toxicity or reactivity as well as any radioactive or explosive materials; and (e) asbestos.

"Hedging Agreement" means any interest rate, foreign, currency, commodity or equity swap, collar, cap, floor or forward rate agreement, or other agreement or arrangement designed to protect against fluctuations in interest rates or currency, commodity or equity values (including, without limitation, any option with respect to any of the foregoing and any combination of the foregoing agreements or arrangements), and any confirmation executed in connection with any such agreement or arrangement, all as amended or otherwise modified from time to time.

"HSR Act" has the meaning set forth in Section 2.01(d).

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"Indebtedness" means, as applied to the Company and its Subsidiaries, all indebtedness of the Company or any of its Subsidiaries for borrowed money as of the close of business on the Closing Date (determined without giving effect to the consummation of the transactions contemplated by this Agreement or the financing hereof), whether current or funded, or secured or unsecured, including, without limitation, (a) all indebtedness of any such Person for the deferred purchase price of property or services, including, without limitation, the Earn Out Amount, but excluding trade accounts payable and excluding any installment obligations with respect to the acquisition of capital equipment in the ordinary course of business, (b) all indebtedness of any such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (c) all indebtedness of any such Person secured by a purchase money mortgage or other Lien to secure all or part of the purchase price of the property subject to such mortgage or Lien, (d) all obligations under leases which shall have been or are required to be, in accordance with GAAP, recorded as capital leases in respect of which such Person is liable as a lessee, (e) all interest, fees, penalties (including prepayment penalties but only with respect to indebtedness to be repaid at the Closing, excluding prepayment penalties related to the Senior Notes) and other expenses owed with respect to the indebtedness referred to above, and (f) all indebtedness referred to above which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss. Notwithstanding the foregoing, "Indebtedness" shall not include indebtedness owing by the Company to any of its Subsidiaries, or by any Subsidiary of the Company to the Company or any other Subsidiary of the Company or guarantees of obligations for which the Company or its Subsidiaries is a guarantor and the Company or its Subsidiaries is the primary obligor of the underlying obligation.

"Indenture" means that certain Indenture, dated as of February 7, 2006, between RathGibson and the Bank of New York, as Trustee, as supplemented or amended.

"Insider" has the meaning set forth in Section 4.21(a).

"Insurance Policies" has the meaning set forth in Section 4.24(a).

"Intellectual Property" means all foreign and domestic (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a's, Internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other indicia of origin, all applications and registrations for all of the foregoing, and all goodwill associated therewith and symbolized thereby, including without limitation all extensions, modifications and renewals of same (ii) inventions, discoveries and ideas, whether patentable or not, and all patents and patent applications (including without limitation reissues, reexaminations, divisionals, renewals, extensions, provisionals, continuations, continuations-in-part, patent disclosures, mask works and integrated circuit topographies) and equivalents thereof; (iii) confidential and proprietary information, trade secrets and know-how, including without limitation processes, schematics, databases, formulae, drawings, prototypes, models, designs and customer lists (collectively, "Trade Secrets"); (iv) published and unpublished works of authorship, whether copyrightable or not (including without limitation computer software), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (v) electronic data processing, information, recordkeeping, communications, telecommunications, account management, inventory management and other computer systems (including all computer programs, software, databases, firmware, hardware and related documentation) and Internet websites and related content; and (vi) all other intellectual property or proprietary rights and claims or causes of action arising out of or related to any infringement, misappropriation or other violation of any of the foregoing, including without limitation rights to recover for past, present and future violations thereof.

"Interim Periodic Financial Statements" has the meaning set forth in Section 6.10.

"Knowledge" means, with respect to the representations and warranties of the Company set forth herein which are made subject to the qualification "to the Company's Knowledge," or other qualification of similar import, as of the date hereof or the Closing Date, the knowledge, after due inquiry, of Harley Kaplan, Barry Nuss, William S. Anacker, C. Michel Griffith, David Pudelsky, Andrew Yeghnazar, Jeffrey Nelb and Nick Cray of any matter, fact, or thing. For the purposes of this definition, the term "knowledge, after due inquiry" shall mean knowledge that such person could reasonably be expected to obtain upon a review of the books and records of the Company.

"Latest Balance Sheet" has the meaning set forth in Section 4.05(a).

"Law" or "Laws" means any Federal, provincial, state, local, municipal, international or foreign law, statute, ordinance, code, rule, regulation, judgment, order or decree.

"Leases" has the meaning set forth in Section 4.07(a).

"Liberty" means Liberty Partners Holdings 10, L.L.C.

"Liens" means all liens, claims, encumbrances, mortgages, pledges, easements, charges, security interests, options, proxies, voting trusts or other agreements and other restrictions and limitations (statutory or otherwise).

"Management Agreement" means that certain Management Agreement, dated as of February 7, 2006, as amended and supplemented, by and among Castle Harlan, Inc., the Seller, the Company and RathGibson.

"Management Agreement Termination Fee" means the cash payment by the Company and/or its Subsidiaries to Castle Harlan, Inc., pursuant to, and in full settlement and termination of, the Management Agreement.

"Material Adverse Change" means a change, event, circumstance or series of changes, events or circumstances that, has had or gives rise to a Material Adverse Effect.

"Material Adverse Effect" means any effect or change that would, individually or in the aggregate, be materially adverse to (i) the financial condition, assets, properties or operating results of the Company and its Subsidiaries, taken as a whole or (ii) the ability of the Company or the Seller to timely consummate the transactions contemplated hereby, provided, however, that the following shall in no event be deemed to be a Material Adverse Effect hereunder: (i) any effect or change (including any change in the laws, rules, regulations, orders, or other binding directives issued by any governmental or regulatory authority) which affects generally the United States economy or the Company's industry as a whole except for those effects or changes that disproportionately affect the Company and its Subsidiaries, taken as a whole; (ii) any national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States except for those effects or changes that disproportionately affect the Company and its Subsidiaries, taken as a whole; (iii) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to financial, banking, or securities markets (including any disruption thereof or any decline in the price of securities generally or any market or index) except for those effects or changes that disproportionately affect the Company and its Subsidiaries, taken as a whole; (iv) any changes in GAAP except for those effects or changes that disproportionately affect the Company and its Subsidiaries, taken as a whole; (v) any downgrade (actual, announced or contemplated) by any rating agencies with respect to the Senior Notes or any Designated Indebtedness; (vi) acts or omissions of the Seller, the Company or its Subsidiaries carried out (or omitted to be carried out) with the written consent of the Buyer or at the written request or direction of the Buyer; or (vii) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to the announcement or pendency of the transactions contemplated by this Agreement.

"Material Contracts" has the meaning set forth in Section 4.09(a).

"Material Suppliers and Customers" has the meaning set forth in Section 4.19.

"Objection Notice" has the meaning set forth in Section 1.01(d)(ii).

"Permits" has the meaning set forth in Section 4.07(f).

"Permitted Encumbrances" means all (A) real estate taxes and installments of special assessments not yet due and payable, (B) easements, covenants and restrictions of record, which do not have a material adverse effect on the current use or operation of the applicable property (C) utility easements, building restrictions, zoning restrictions and other easements and restrictions which do not have a material adverse effect on the current use or operation of the applicable property, (D) matters which would be disclosed by an accurate survey of each parcel of real property which do not have a material adverse effect on the current use or operation of the applicable property, (E) public roads and highways, (F) mechanics and similar statutory Liens arising or incurred in the ordinary course of business and securing amounts which are not delinquent, or which are being contested in good faith and for which adequate reserves are made in the Financial Statements in accordance with GAAP, and (G) other encumbrances and exceptions set forth on the Real Property Schedule.

"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

"Post-Closing Allocable Management Fee" means the amount of the fee actually paid to Castle Harlan, Inc. prior to Closing under the Management Agreement for the period from May 8, 2007 through and including August 7, 2007 multiplied by a fraction with the numerator being the number of days from and including the Closing Date through and including August 7, 2007 and the denominator being 92.

"Products" has the meaning set forth in Section 4.22(a).

"Purchase Price" has the meaning set forth in Section 1.01(b).

"Real Property" has the meaning set forth in Section 4.07(a).

"Reimbursement and Cooperation Agreement" means that certain Reimbursement and Cooperation Agreement, dated as of February 6, 2006, as amended and supplemented, by and among Castle Harlan Partners IV, L.P., the Company and RathGibson.

"Related Party" has the meaning set forth in Section 4.21(a).

"Release" has the meaning set forth in the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601 et seq.

"SEC" means the Securities and Exchange Commission.

"SEC Documents" has the meaning set forth in Section 4.05(b).

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Senior Notes" has the meaning set forth in Section 1.02(b)(iv).

"Senior Notes Indebtedness" has the meaning set forth in Section 1.02(b)(iv).

"Shares" has the meaning set forth in the preamble.

"SPA" means Stock Purchase Agreement dated as of December 6, 2005, as amended and supplemented, by and among the Company, RathGibson, the Persons listed as "Sellers" on the signature pages attached thereto and the Representative named therein.

"Subsidiary" means, with respect to any Person, any corporation, association, partnership, limited liability company, trust or other entity of which more than 50% of the total voting power, whether by way of contract or otherwise, of shares of capital stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

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"Tax" or "Taxes" means any federal, state, local or foreign income, gross receipts, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, ad valorem/personal property, stamp, excise, occupation, sales, use, transfer, value added, alternative minimum, estimated or other tax, including any interest, penalty or addition thereto, whether disputed or not.

"Tax Credit Amount" has the meaning set forth in Section 1.01(c).

"Tax Returns" means any return, report, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any governmental entity or other authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

"TCE" means the industrial solvent trichloroethylene.

"Tender Offer" has the meaning set forth in Section 7.06(b).

"Tender Offer Documents" has the meaning set forth in Section 7.06(b).

"Trade Secrets" has the meaning set forth in the "Intellectual Property" definition.

ARTICLE XI

MISCELLANEOUS

Section 11.01 Press Releases and Communications. No press release or public announcement related to this Agreement or the transactions contemplated herein shall be issued or made without the joint approval of the Buyer and the Seller, unless required by Law (in the reasonable opinion of counsel) in which case the Buyer and the Seller shall have the right to review such press release or announcement prior to publication.

Section 11.02 Expenses. Except as otherwise expressly provided herein, the Seller and the Buyer shall pay all of their own expenses (including brokers', attorneys' and accountants' fees and expenses) in connection with the negotiation of this Agreement, the performance of their respective obligations hereunder and the consummation of the transactions contemplated by this Agreement (whether consummated or not); provided that if the Closing occurs, the Buyer shall fund the payment of all pre-Closing fees and expenses of the Sellers, the Company and its Subsidiaries (including, without limitation, fees and expenses payable to legal counsel and independent accountants) as part of the Closing Costs.

Section 11.03 Notices. Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, or received by certified mail, return receipt requested, or sent by reputable overnight courier service (charges prepaid) or telecopy to the Company at the address set forth below and to any other recipient at the address indicated in this Agreement and to any subsequent holder of Shares at such address as indicated by the Company's records or at such address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party. Notices will be deemed to have been given hereunder (i) when delivered personally to the recipient, (ii) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), (iii) upon machine-generated acknowledgment of receipt after transmittal by facsimile if so acknowledged to have been received before 5:00 p.m. on a Business Day at the location of receipt and otherwise on the next following Business Day, provided that such notice, demand or other communication is also deposited within 24 hours thereafter with a reputable overnight courier service (charges prepaid) for delivery to the same Person, or (iv) five days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid.

Notices to the Buyer (or the Company after the Closing Date):

RG Tube Holdings LLC
c/o DLJ Merchant Banking Partners
11 Madison Avenue
New York, New York 10010
Telecopy: (646) 935-7458
Attn: Edward Johnson and
        Brian Zaumeyer

with a copy to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Telecopy: (212) 728-8111
Attention: Steven A. Seidman
            Robert B. Stebbins

Notices to the Seller:

RGCH Holdings LLC
c/o Castle Harlan, Inc.
150 East 58th Street
New York, New York 10155
Attention: William M. Pruellage

with a copy to (which shall not constitute notice):

Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Telecopy: (212) 593-5955
Attention: Robert Goldstein

Notices to the Company prior to Closing:

RGCH Holdings LLC
c/o Castle Harlan, Inc.
150 East 58th Street
New York, New York 10155
Attention: William M. Pruellage

RGCH Holdings Corp.
c/o RathGibson, Inc.
2505 Foster Avenue
Janesville, Wisconsin 53547
Attention: Chief Executive Officer

Section 11.04 <u>Assignment</u>. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated without the prior written consent of the non-assigning party. Notwithstanding anything to the contrary in this Section 12.04, the Buyer may assign, without the prior written consent of any other parties hereto, (i) any of its rights, benefits or obligations hereunder to an Affiliate, and (ii) any rights under this Agreement to the Buyer's financing institutions and following Closing subsequent purchasers of the Buyer, the Company or any of its Subsidiaries; <u>provided</u>, that in each case, no such assignment shall relieve the Buyer of obligations under this Agreement that have not been performed timely by any such Affiliate assignee.

Section 11.05 <u>Severability</u>. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

Section 11.06 <u>No Strict Construction</u>. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person.

Section 11.07 <u>Amendment and Waiver</u>. Any provision of this Agreement or the Schedules or Exhibits hereto may be amended or waived only in writing signed by the Buyer, the Company and the Seller. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default.

Section 11.08 <u>Complete Agreement</u>. This Agreement and the documents referred to herein (including the Confidentiality Agreement) contain the complete agreement between the parties hereto and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.

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Section 11.09 Counterparts. This Agreement may be executed in multiple counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same instrument.

Section 11.10 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns, and except for Section 7.03 and Section 9.02, nothing herein expressed or implied shall give or be construed to give any Person (other than the parties hereto and such assigns) any legal or equitable rights hereunder.

Section 11.11 Governing Law; Jurisdiction. All matters relating to the interpretation, construction, validity and enforcement of this Agreement shall be governed by and construed in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any jurisdiction other than the State of New York. The parties hereto irrevocably and unconditionally submit to the exclusive jurisdiction of any state or federal court sitting in New York, New York over any suit, action or proceeding brought pursuant to the terms of this Agreement.

Section 11.12 Waiver of Jury Trial. The parties to this Agreement each hereby waives, to the fullest extent permitted by law, any right to trial of any claim, demand, action, or cause of action (i) arising under this Agreement or (ii) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any of the transactions related hereto, in each case whether now existing or hereafter arising, and whether in contract, tort, equity, or otherwise. The parties to this Agreement each hereby agree and consents that any such claim, demand, action, cause of action shall be decided by court trial without a jury and that the parties to this Agreement may file an original counterpart of a copy of this Agreement with any court as written evidence of the consent of the parties hereto to the waiver of their right to trial by jury.

Section 11.13 Specific Performance. The parties acknowledge that neither the Seller nor the Company (prior to the Closing Date) shall be entitled to enforce specifically the terms and provisions of this Agreement and that the Seller's and the Company's sole and exclusive remedy with respect to any breach of this Agreement shall be recovery of the Break-Up Fee pursuant to Section 8.02(b) of this Agreement. The Buyer shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by any of the Seller or the Company and to specific performance of the terms hereof, in addition to any other remedy at law or equity, in the Buyer's favor without proof of actual damages and the Seller and the Company agree to waive any requirement for the securing or posting of any bond in connection with such remedy.

Section 11.14 Buyer Obligations. With respect to any post-Closing obligations of the Buyer, the Buyer may cause the Company and/or any of its Subsidiaries to satisfy any such obligations directly or on Buyer's behalf.

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10386168.17

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

BUYER:

RG TUBE HOLDINGS LLC

/s/ Edward A. Johnson
By: Edward A. Johnson

COMPANY:

RGCH HOLDINGS CORP.

/s/ Harley B. Kaplan
By: Harley B. Kaplan
Its: Chief Executive Officer

SELLER:

RGCH HOLDINGS LLC

/s/ William M. Pruellage
By: William M. Pruellage
Its: President